UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item

1.	Press release dated February 25, 2020

Item 1

Earnings Release Q4 2019

Luxembourg, February 25, 2020

A transformational year

Group highlights Q4 2019i

The financial highlights discussed and summarized in the table below are presented on an IFRS basis and therefore do not include the fully consolidated results from our Guatemala and Honduras joint ventures.

•	Revenue increased 17.3% aided by acquisitions in Panama and Nicaragua.

•	Operating profit increased 20.7% on lower operating expenses and acquisitions.

•	Net income of $223 million largely due to non-cash fair value adjustments and higher operating profit.

•	Earnings per share of $2.20 in Q4 and $1.48 for the full year 2019.

•	Shareholder remuneration pivots to share buybacks: targeting repurchases of at least $500 million over the next three years, and a dividend of $1.00 per share to be proposed at the AGM.

Financial highlights ($ millions)	Q4 2019	Q4 2018	% change	FY 2019	FY 2018	% change
Revenue	1,150	980	17.3%	4,336	3,946	9.9%
Operating Profit	129	107	20.7%	575	640	(10.1)%
Net Income	223	(94)	NM	149	(10)	NM

Latin America segment highlights – Q4 2019

Our Latin America (“Latam”) segment includes our Guatemala and Honduras joint ventures as if they were fully consolidated. These highlights and the table that follows include non-IFRS measures. See page 21 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures.

•	Service revenue up 14.2% year-on-year fueled by acquisitions - organic growth of 2.3% and 2.2% for the full year.

•	EBITDA up 23.5% on IFRS 16 adoption and acquisitions - organic growth of 2.0% and 2.1% for the full year.

•	Capex for the year increased 5.1% year-on-year to $1.0 billion, in line with our plans.

•	Sustained cash flow growth with OCF up 10.6% organically in Q4 and 8.3% for the year.

•	Added 63,000 HFC customer relationships in Q4 and 351,000 during the year to reach 3.5 million at year-end.

•	Added a record 1.9 million 4G smartphone data customers during Q4 and 4.9 million during the year to reach 15.4 million at year-end.

•	Very strong mobile customer intake, with 1.1 million net additions, including 109,000 in postpaid.

Latam segment highlights ($ millions)	Q4 2019	Q4 2018	% change	FY 2019	FY 2018	% change
Revenue	1,577	1,381	14.2%	5,964	5,485	8.7%
Service Revenue*	1,442	1,263	14.2%	5,514	5,069	8.8%
Organic growth*	2.3%	3.7%	(1.4) pt	2.2%	4.3%	(2.1) pt
EBITDA*	648	524	23.5%	2,443	2,077	17.6%
Organic growth*	2.0%	4.0%	(2.0) pt	2.1%	3.5%	(1.4) pt
EBITDA Margin*	41.1%	38.0%	3.1 pt	41.0%	37.9%	3.1 pt
Capex*	363	346	4.7%	1,002	954	5.1%
OCF (EBITDA – Capex)*	285	178	60.1%	1,442	1,124	28.3%
Organic growth*	10.6%	11.2%	(0.6) pt	8.3%	3.2%	5.1 pt

* Non-IFRS measure. See page 21 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures.

[i]	With the exception of balance sheet items, the comparative 2018 financial information in this earnings release has been adjusted for the classification of our operations in Chad as discontinued operations. Our operations in Chad were disposed of on June 26, 2019.

Earnings Release Q4 2019

Millicom Chief Executive Officer Mauricio Ramos commented:

"2019 was a truly transformational year for Millicom. We began by listing on the Nasdaq Stock Market in the U.S. and by focusing our efforts on the successful integration of Cable Onda in Panama, which we acquired in December 2018. In February, we announced our agreement to acquire market-leading mobile assets in Nicaragua, Panama, and Costa Rica, thus completing our product portfolio and enabling us to provide fixed-mobile convergent services in all nine of the countries where we operate in Latam. Toward year-end, we took part in important spectrum auctions in El Salvador and Colombia, which will allow us to continue to grow and provide the high-quality service that our customers expect.

These meaningful investments in Latam were funded in part by re-allocating capital from Africa, as we divested Chad and supported the IPOs of Jumia and Helios Towers. We capped the year by welcoming many new shareholders to Tigo, after the company's long-term major shareholder, Kinnevik, decided to distribute its 37% stake in Millicom to its own shareholders.

2019 was more challenging than we had anticipated due to political disruption and competitive pressure in some markets, but I believe that we are now stronger than ever to capture the opportunities that lie ahead in 2020 and beyond. Finally, we have pivoted our shareholder remuneration to a combination of dividends and share buybacks, which we believe demonstrates capital allocation discipline and our continued focus on creating shareholder value."

Medium term outlook

Although many of the macroeconomic and competitive challenges we faced in 2019 may continue to impact our performance in the near term, we continue to invest to capture the long term growth opportunity before us. In 2020, we expect to make meaningful progress toward our medium term goal to deliver mid-single-digit organic service revenue growth, mid-to-high single-digit organic EBITDA growth, and around 10% OCF (EBITDA less Capex) organic growth for the Latam segment.

Pivot in shareholder remuneration

We are pivoting our shareholder remuneration towards share buybacks and are targeting repurchases of at least $500 million over the next three years. A dividend of $1.00 per share, to be paid in equal installments in May and November 2020, will be proposed at the next AGM.

Subsequent Events

On January 28, 2020, Millicom’s wholly-owned subsidiary Telefónica Celular del Paraguay S.A.E ("Telecel"), closed a $250 million re-tap to its senior unsecured notes due 2027, representing an additional issuance of Telecel's outstanding $300 million 5.875% Senior Notes due 2027 issued on April 5, 2019. The New Notes will be treated as a single class with the Initial Notes, and they were priced at 106.375 for an implied yield to maturity of 4.817%.

IFRS 16 - Leases

IFRS 16 became effective on January 1, 2019 and primarily affects the accounting for operating leases, which have been brought onto our balance sheet at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. On adoption, an additional lease liability of $545 million was recognized.

The application of the new standard had the following impacts on EBITDA and EBITDA margin as compared to what our results would have been if we had continued to follow the IAS 17 standard in the twelve and three month periods ended December 31, 2019:

Earnings Release Q4 2019

EBITDA

	Q4 2019	FY 2019
IFRS 16 positive impact on EBITDA vs. IAS 17	$ millions	$ millions
Latin America segment	47	171
Africa segment	9	34
Group (IFRS)	42	149

EBITDA margin

	Q4 2019			FY 2019
IFRS 16 impact on EBITDA	EBITDA Margin with IFRS 16	EBITDA Margin w/o IFRS 16	Variance	EBITDA Margin with IFRS 16	EBITDA Margin w/o IFRS 16	Variance
Latin America segment	41.1%	38.1%	3.0 pts	41.0%	38.1%	2.9 pts
Africa segment	35.5%	26.6%	8.9 pts	31.9%	22.9%	9.0 pts
Group (IFRS)	36.9%	33.2%	3.7 pts	35.3%	31.9%	3.4 pts

For comparative purposes, the organic growth figures discussed throughout this report exclude the impact of this accounting change implemented as of January 1,2019. The application of this standard has no impact on cash flow generation, but it does impact components of our cash flow reporting, as lease expenses are removed from EBITDA, and offsetting cash flows are booked as either lease interest or lease capital payments. The net effect is that cash flow from operations increases, while cash flow from financing decreases commensurately.

The Group adopted the standard using the modified retrospective approach, with the cumulative effect of applying the new Standard recognized in retained profits as of January 1, 2019. Comparatives for the 2018 financial statements were not restated. The following tables summarize the impact of IFRS 16 on our financial statements:

Income Statement data	Q4 2019		FY 2019
In USD millions	Millicom Group (IFRS)	Guatemala and Honduras	Millicom Group (IFRS)	Guatemala and Honduras
EBITDA - increase	42	15	149	60
Depreciation expense - increase	(30)	(12)	(109)	(45)
Lease Interest expense - increase	(24)	(6)	(72)	(29)
Net Income - decrease	(11)	(1)	(36)	(6)

Cash Flow data	Q4 2019		FY 2019
In USD millions	Millicom Group (IFRS)	Guatemala and Honduras	Millicom Group (IFRS)	Guatemala and Honduras
Additional interest payments (IFRS 16)	(22)	(6)	(62)	(26)
Additional lease capital payments (IFRS 16)	(20)	(8)	(90)	(33)

Balance sheet data	12/31/2019
In USD millions	Millicom Group (IFRS)	Guatemala and Honduras
Additional lease liabilities (IFRS 16)	714	310

Earnings Release Q4 2019

Group Quarterly Financial Review - Q4 2019

Income statement data (IFRS) ($ millions, except EPS in $)	Q4 2019	Q4 2018	% change	FY 2019	FY 2018	% change
Revenue	1,150	980	17.3%	4,336	3,946	9.9%
Cost of sales	(311)	(277)	12.1%	(1,201)	(1,117)	7.5%
Gross profit	839	703	19.3%	3,135	2,829	10.8%
Operating expenses	(415)	(447)	(7.1)%	(1,604)	(1,616)	(0.8)%
Depreciation	(213)	(164)	29.8%	(825)	(662)	24.5%
Amortization	(84)	(40)	107.6%	(275)	(140)	95.9%
Share of net profit in Guatemala and Honduras	42	45	(5.8)%	179	154	16.0%
Other operating income (expenses), net	(41)	10	NM	(34)	75	NM
Operating profit	129	107	20.7%	575	640	(10.1)%
Net financial expenses	(152)	(90)	68.0%	(544)	(346)	57.1%
Other non-operating income (expenses), net	309	(46)	NM	227	(39)	NM
Gains (losses) from other JVs and associates, net	(9)	(35)	(75.4)%	(40)	(136)	(70.3)%
Profit (loss) before tax	277	(65)	NM	218	119	82.6%
Net tax credit (charge)	(31)	(45)	(30.4)%	(120)	(112)	7.2%
Profit (loss) for the period from continuing ops.	246	(111)	NM	97	7	NM
Non-controlling interests	(20)	17	NM	(5)	16	NM
Profit (loss) from discontinued operations	(3)	(1)	NM	57	(33)	NM
Net profit (loss) for the period	223	(94)	NM	149	(10)	NM
Weighted average shares outstanding (millions)	101.15	100.82	0.3%	101.14	100.79	0.3%
EPS	2.20	(0.94)	NM	1.48	(0.10)	NM

In Q4 2019, group revenue increased 17.3% ($170 million) year-on-year to $1,150 million. The increase largely reflects two acquisitions in Panama and one in Nicaragua. The acquired revenue, combined with organic growth, more than offset the translation impact of weaker currencies in some of our markets, most notably Colombia and Paraguay.

Cost of sales increased 12.1% ($34 million) year-on-year to $311 million. The increase largely reflects the impact of the previously mentioned acquisitions. Operating expenses decreased 7.1% ($32 million) year-on-year to $415 million. The decrease reflects the acquired operations and $7 million of one-offs largely related to the integration of acquisitions, which were more than offset by the adoption of IFRS 16, which reduced operating expenses by $42 million.

Depreciation increased 29.8% ($49 million) year-on-year to $213 million, mostly due to the adoption of IFRS 16, which added $30 million, and due to the acquisitions.

	Q4 2019		FY 2019
Amortization Expense ($ millions)	Group (IFRS)	Guatemala and Honduras	Group (IFRS)	Guatemala and Honduras
Licenses and Spectrum	(15)	(2)	(50)	(8)
Related to acquisitions	(35)	(25)	(129)	(101)
Other items	(35)	(7)	(96)	(22)
Total Amortization	(84)	(34)	(275)	(131)

Amortization expense increased to $84 million in Q4 2019 up from $40 million in Q4 2018, as we begin to amortize

Earnings Release Q4 2019

intangibles stemming from recent acquisitions. Amortization expense related to acquisitions was $35 million in Q4 and $129 million for the full year 2019, slightly less than half of the total amortization expense for the period.

Our share of profits in Guatemala and Honduras was $42 million in Q4 2019, a decrease of 5.8% year-on-year due to one-off items that benefited Q4 2018. Other operating losses of $41 million decreased by $50 million year-on-year due primarily to a loss on disposal of equity investments and asset impairments. As a result of the above, operating profit was $129 million in Q4 2019, up 20.7% from $107 million in Q4 2018.

Net financial expenses increased $61 million to $152 million. The increase is due to higher levels of gross debt to fund recent acquisitions, and to the impact of IFRS 16, which added $24 million to interest expense during the period.

Income from other non-operating items was $309 million in Q4 2019, compared to a loss of $46 million in Q4 2018, mainly due mostly to an increase in value of our equity investment in Helios Towers.

Loss from associates and other joint ventures of $9 million in Q4 2019 compares to a loss of $35 million in Q4 2018. The performance in Q4 2018 largely reflects a non-cash purchase price adjustment related to our 50% stake in AirtelTigo in Ghana.

Tax expense was $31 million in Q4 2019, a decrease of $14 million compared to $45 million in Q4 2018, due to lower withholding taxes, lower profitability in some Latam markets, and deferred tax items, which in aggregate more than offset the increase in tax related to the acquired businesses.

As a result of the above factors, net profit from continuing operations was $246 million in the quarter, compared to a loss of $111 million in Q4 2018. Loss from discontinued operations of $3 million reflects Chad and related operations, which we disposed of on June 26, 2019. Non-controlling interests share of net profit was $20 million in Q4 2019, compared to a loss of $17 million in Q4 2018, reflecting our partners' share of net results in our subsidiaries in Colombia and Panama.

Net profit was $223 million, or an earnings per share of $2.20 for Q4 2019, compared to a loss per share of $0.94 in Q4 2018. The weighted average number of shares during the quarter was 101.15 million, an increase of 0.3% year-on-year mainly related to vesting of shares under our employee share-based compensation plans. As of December 31, 2019, we had 101,739,217 shares outstanding, including 580,143 held in treasury.

Cash Flow

Cash flow data ($ millions)	Q4 2019	Q4 2018	% change	FY 2019	FY 2018	% change
Operating free cash flow*	173	123	40.6%	425	383	10.9%
Finance charges paid, net	(84)	(36)	NM	(328)	(210)	56.8%
Lease interest payments, net	(39)	(33)	17.0%	(141)	(89)	59.0%
Free cash flow*	51	54	(6.0)%	(45)	85	NM
Dividends from Guatemala and Honduras	56	62	(10.3)%	237	243	(2.6)%
Dividends and advances to non-controlling interests	—	(1)	(42.5)%	(13)	(2)	NM
Equity free cash flow*	106	115	(8.1)%	179	326	(45.0)%

* Non-IFRS measures. See page 21 for a description of these measures. Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for the reconciliation of Operating free cash flow to the nearest IFRS measures. In prior years, equity free cash flow was calculated by including the results of Guatemala and Honduras as if fully consolidated. On that same comparable basis, equity free cash flow was $272 million in 2019, compared to $375 million in 2018.

As many of the cash flow items in the above table can vary somewhat from quarter to quarter throughout any given year, we believe it is more useful to review cash flow performance on a cumulative full-year basis.

Earnings Release Q4 2019

During 2019, operating free cash flow, defined as EBITDA, less cash Capex, working capital, other non-cash items and taxes paid, was $425 million, an increase of $42 million compared to $383 million in 2018. Factors that contributed to the change include a $317 million increase in EBITDA before discontinued operations in 2019 compared to 2018 due to acquisitions and IFRS 16, a $138 million increase in net cash capex (excluding spectrum and licenses) as well as a $114 million increase in working capital in 2019 compared to 2018 due in part to the impact of acquisitions and to growth of our subscription-based services.

Net finance charges paid increased by $119 million during the period, mainly due to higher average gross debt in 2019 compared to 2018, required to fund our recent acquisitions, as well as fees paid in relation to the refinancing and issuance of bonds throughout the year. Lease interest payments increased to $141 million in 2019 from $89 million in 2018. As a result of the adoption of IFRS 16, lease interest payments include $62 million that would have been classified as operating cash flow under IAS 17.

Dividends received from Guatemala and Honduras were relatively stable at $237 million, which reflect the solid financial performance and cash flow generation in both countries. Meanwhile, dividends paid to non-controlling interests increased to $13 million from $2 million in 2018. As a result of the above factors, equity free cash flow was $179 million in 2019, compared to $326 million reported in 2018.

Debt

Debt information	Gross Debt			Cash	Net	Leases	Financial Obligations
($ millions)	USD	LCY	Total		Debt*		Gross	Net*
Bolivia	—	350	350	41	309	42	392	350
Colombia	297	531	827	214	613	385	1,212	998
Costa Rica	42	107	148	18	130	6	154	136
El Salvador**	—	268	268	25	243	92	360	335
Panama**	—	918	918	61	857	88	1,006	945
Paraguay	296	206	502	59	443	85	587	527
Nicaragua	—	—	—	22	(22)	117	117	97
Latin America	634	2,379	3,014	440	2,574	814	3,827	3,387
Africa	171	14	186	30	155	222	408	377
Corporate	2,730	43	2,773	696	2,077	27	2,801	2,105
Group (IFRS)	3,535	2,437	5,972	1,166	4,807	1,063	7,036	5,870
Guatemala and Honduras	1,031	252	1,283	229	1,053	313	1,596	1,366
Underlying (non-IFRS)	4,566	2,689	7,255	1,395	5,860	1,376	8,631	7,236
Proportionate (non-IFRS)	3,979	2,140	6,119	1,177	4,942	1,030	7,149	5,972

* Net Debt and Net financial obligations are non-IFRS measures. See page 21 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. Term deposits were $1 million as of December 31, 2019.

** El Salvador's official unit of currency is the U.S. dollar, while Panama uses the U.S. dollar as legal tender. Our local debt in both countries is therefore denominated in U.S. dollars but presented as local currency (LCY).

In order to provide a more complete picture of the Group's financial situation, this section discusses gross debt, financial leases, cash, and net debt on an underlying basis, a non-IFRS measure that includes Guatemala and Honduras as if fully consolidated.

As of December 31, 2019, underlying gross debt reached $7,255 million, an increase of $584 million compared to $6,671 million reported as of September 30, 2019. The increase mainly reflects additional debt raised to finance our Panama acquisition with the issuance of a $600 million 4.5% senior unsecured note in November. Included in our underlying gross

Earnings Release Q4 2019

debt, Guatemala and Honduras had $1,283 million as of December 31, 2019, a decrease of $3 million from $1,286 million as of September 30, 2019.

Approximately 59% of underlying gross debt at December 31, 2019 was in Latam, 3% in Africa, and the remaining 38% at the corporate level. In terms of mix, 37% was in local currency or swapped for local currency, and 76% was at fixed rates or swapped for fixed rates, while the average cost was 6.1%, and the average maturity was 6.1 years.

Our underlying cash position reached $1,395 million, an increase of $509 million compared to $886 million as of September 30, 2019, due to an increase in cash held at the corporate level in preparation for the closing of the Costa Rica transaction, which is expected during H1 2020. The underlying cash position includes $229 million in Guatemala and Honduras, as of December 31, 2019. As a result, our underlying net debt was $5,860 million as of December 31, 2019, an increase of $75 million from $5,785 million as of September 30, 2019. The increase reflects a dividend payment of $133 million, partially offset by free cash flow generation during the period, as well as net proceeds from the sale of shares in Helios Towers plc as part of that company's IPO on the London Stock Exchange.

In addition, as of December 31, 2019, we had underlying lease liabilities of $1,376 million, which represented 16% of underlying gross financial obligations. Including these lease liabilities, underlying net financial obligations were $7,236 million as of December 31, 2019, Underlying leveragei increased to 2.76x as of December 31, 2019 from 2.18x as of December 31, 2018. Proportionate leveragei which captures our proportional ownership in each country, was 3.19x as of December 31, 2019, up from 2.52x as of December 31, 2018. The increase in leverage during 2019 reflects our acquisitions in Panama and Nicaragua, as well as the adoption of IFRS 16, which added approximately 0.15x to our leverage, on a proportionate basis.

[i]	Underlying leverage and proportionate leverage are non-IFRS measures. Leverage metrics shown here are calculated by using last twelve month EBITDA, proforma for acquisitions and disposals. Beginning in Q4 2019, the leverage metrics shown herein fully reflect the impact of IFRS 16 on our financials, as we now have one full year of results reported under the IFRS 16 standard. From Q1 2019 and until Q3 2019, we presented leverage metrics calculated by excluding leases related to IFRS 16 and by using EBITDA after leases. On that same basis, proportionate leverage was 3.09x as of December 31 2019, a reduction from 3.14x as of September 30, 2019. See page 2 for more information on the impact of IFRS 16 adoption on our financials, and refer to page 21 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Earnings Release Q4 2019

Operating segment performance

Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group’s risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments.

Our Latin America segment includes the results of Guatemala and Honduras as if they were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. Our Africa segment does not include our joint venture in Ghana because our management does not consider it to be a strategic part of the group.

Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Latin America segment

Business units

We discuss our Latam results under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Cable and other fixed, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

During 2019, economic activity softened in a number of our markets, including Nicaragua, Paraguay, and Panama, while civil unrest occurred in Bolivia. In these countries, the macro environment appears to have exacerbated the impact of more intense competition in prepaid mobile, which we believe is more sensitive to changes in economic conditions as compared to our other businesses.

Currencies were largely stable during Q4, with the exception of Paraguay which depreciated 3.5%, and Colombia, which depreciated 1.9% . For the year, the Colombian peso saw a cumulative depreciation of 7.2%, the Paraguayan guarani depreciated 7.6%, while the Nicaraguan cordoba and the Honduran lempira both fell 1.7%. The Guatemalan quetzal was flat, and the Costa Rican colon appreciated by 3.7% over the past year. The boliviano remained pegged to the dollar.

Latam segment - Key Performance Indicators

In Q4 2019, we added 1.9 million 4G smartphone data customers to reach 15.4 million, an increase of 4.9 million, 46.8% year-on-year, which was aided by the acquisition of mobile businesses in Nicaragua and Panama which added 1.6 million of the net adds during the year. 4G customers now account for 39% of our mobile customer base, up from 31% as of Q4 2018. Our mobile customer base increased 18.3% year-on-year, driven mostly by acquisitions, as well as healthy organic

Earnings Release Q4 2019

growth in both our prepaid and postpaid customer segments. For the quarter, we added 1.1 million mobile customers, including 109,000 in postpaid.

Monthly mobile ARPU declined 8.1% year-on-year to $7.2, due to (1) weaker currencies, most notably in Colombia and Paraguay which depreciated around 7% over the last year (2) the acquisition of Nicaragua, where ARPU is below the Latam segment average, and (3) social and political unrest in Bolivia.

In our residential cable business (Home), we expanded our HFC network to cover an additional 248,000 homes on our HFC network, mostly in Bolivia, Colombia and Paraguay. Meanwhile, we added 63,000 HFC customer relationship net additions in the quarter, and 351,000 net adds during the year, which were lower in Q4 than in prior quarters in 2019 due mostly to social unrest in Bolivia.

Home ARPU increased 10.5% year-on-year to $29.0. The increase is mostly due to the acquisition of our cable operation in Panama, where ARPU is higher than in our other markets. In addition, most of our markets saw ARPU increases in local currency terms.

Key Performance Indicators (‘000)	Q4 19	Q3 19	Q2 19	Q1 19	Q4 18	Q4 19 vs Q4 18
Mobile customers	39,846	38,588	37,162	33,891	33,691	18.3%
Of which 4G customers	15,398	13,535	11,947	10,756	10,487	46.8%
Of which postpaid subscribers	5,134	5,018	4,824	4,545	4,477	14.7%
Mobile ARPU ($)	7.2	7.0	7.4	7.5	7.8	(8.1)%
Total homes passed	11,842	11,635	11,432	11,231	11,008	7.6%
Of which HFC homes passed	11,460	11,213	10,958	10,722	10,562	8.5%
HFC customer relationships	3,456	3,393	3,294	3,200	3,103	11.4%
HFC revenue generating units	6,948	6,773	6,539	6,323	6,203	12.0%
Home ARPU ($)	29.0	29.2	29.4	29.5	26.2	10.5%

Latam segment financial results

In Q4 2019, revenue in our Latam segment increased 14.2% year-on-year to $1.6 billion, while service revenue also increased 14.2%. The increase in service revenue is largely due to our acquisitions in Panama and Nicaragua, which contributed $154 million and $56 million, respectively, during the quarter. Adjusting for currency, accounting changes and including Cable Onda in both periods, organic service revenue growth was 2.3%.

By country, organic service revenue growth for the quarter was strongest in Colombia (+6.3%), Guatemala (+3.7%), and Costa Rica (+3.5%), while growth lagged in El Salvador (-4.4%) and Paraguay (-1.2%). Finally, Bolivia was adversely affected by the social unrest surrounding the Presidential elections, and organic service revenue growth was slightly negative (-0.2%) in the quarter.

By business unit, organic service revenue growth in Mobile declined 2.7% year-on-year, mainly due to Bolivia, as well as intense competition in Paraguay. On an organic basis, prepaid mobile service revenue softened, declining low-single-digits, while postpaid mobile service revenue grew mid-single-digits in the quarter. Cable grew 8.0%, supported by 8.5% growth in our Home business. Growth in B2B improved to 4.1% compared to Q4 2018, buoyed by a large governmental contract in Colombia during the quarter. Revenue from telephone and equipment increased 14.1% year-on-year to $135 million, due mostly to increases in Guatemala, Honduras and El Salvador. For the full year 2019, organic service revenue growth in our Latam segment was 2.2% and was comprised of a decline of 0.7% in Mobile B2C, flat performance in B2B and 8.4% growth in Home. For the full year 2019 subscription revenue accounted for around 60% of our total service revenue.

Earnings Release Q4 2019

Latam Financial Highlights ($m, unless otherwise stated)	Q4 2019	Q4 2018	% change	FY 2019	FY 2018	% change
Revenue	1,577	1,381	14.2%	5,964	5,485	8.7%
Organic growth*	2.9%	3.5%	(0.6) pt	2.8%	3.5%	(0.7) pt
Service revenue*	1,442	1,263	14.2%	5,514	5,069	8.8%
Organic growth*	2.3%	3.7%	(1.4) pt	2.2%	4.3%	(2.1) pt
Mobile	859	803	7.1%	3,258	3,214	1.4%
Of which mobile data	461	407	13.4%	1,705	1,595	6.9%
Cable and other fixed	559	447	25.2%	2,197	1,808	21.5%
EBITDA*	648	524	23.5%	2,443	2,077	17.6%
Organic growth*	2.0%	4.0%	(2.0) pt	2.1%	3.5%	(1.4) pt
EBITDA margin*	41.1%	38.0%	3.1 pt	41.0%	37.9%	3.1 pt
Capex*	363	346	4.7%	1,002	954	5.1%
OCF*	285	178	60.1%	1,442	1,124	28.3%
Organic growth*	10.6%	11.2%	(0.6) pt	8.3%	3.2%	5.1 pt

* Non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and finance lease capitalizations. See page 21 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

EBITDA for our Latam segment increased 23.5% year-on-year to $648 million in Q4 2019. The increase largely reflects the acquisitions in Panama ($73 million) and Nicaragua ($26 million), as well as a $47 million increase from IFRS 16 adjustments, partially offset by weaker currencies. Stripping out these impacts, organic EBITDA growth was 2.0%.

By country, El Salvador, Panama, Costa Rica, Colombia, Bolivia and Guatemala, contributed positively to organic EBITDA growth, while Honduras and Paraguay reported negative organic EBITDA growth in the period.

The EBITDA margin for our Latam segment improved 3.1 percentage points to 41.1% in Q4 2019 (38.1% excluding the impact of IFRS16), increasing from 38.0% in Q4 2018. The improvement in EBITDA margin during the quarter was due to the IFRS 16 benefit.

Capex in Latin America totaled $363 million in the quarter. In mobile, we added more than 400 points of presence to our 4G network to end the quarter with more than 11,600, implying an organic increase of 20% year-on-year. At the end of Q4 2019, our 4G networks covered approximately 69% of the population (approximately 120 million in our markets), up from 65% at Q4 2018.

OCF, measured as EBITDA minus Capex, increased 60.1% year-on-year to $285 million in Q4 2019 driven by the previously mentioned improvements in EBITDA related to IFRS 16, as well as our acquisitions in Panama and Nicaragua. On an organic basis, OCF grew 10.6%.

Earnings Release Q4 2019

Latam segment performance by country - Q4 2019 and 2019

	Q4 2019				FY 2019
$ millions	Revenue	Service Revenue	EBITDA	EBITDA Margin	Revenue	Service Revenue	EBITDA	EBITDA Margin
Bolivia	159	156	66	41.2%	639	624	257	40.2%
Colombia	388	358	130	33.4%	1,532	1,432	510	33.3%
El Salvador	98	87	40	40.6%	387	348	140	36.2%
Guatemala	378	317	185	48.9%	1,434	1,234	748	52.2%
Honduras	152	139	72	47.1%	594	551	280	47.1%
Panama	160	154	73	45.5%	475	468	223	46.9%
Paraguay	150	140	72	48.1%	610	575	294	48.2%
Others*	92	90	11	12.2%	293	284	(8)	(2.7)%
Latam Segment	1,577	1,442	648	41.1%	5,964	5,514	2,443	41.0%

* ‘Others’ includes Costa Rica, Nicaragua, inter-company eliminations, and regional costs.

SOUTH AMERICA

Colombia

	Q4 2019	Q4 2018	% change	FY 2019	FY 2018	% change
Mobile customers ('000)	9,421	8,601	9.5%	9,421	8,601	9.5%
Of which, 4G customers ('000)	3,570	2,700	32.2%	3,570	2,700	32.2%
Home customer relationships* ('000)	1,710	1,674	2.1%	1,710	1,674	2.1%
HFC customer relationships ('000)	1,366	1,233	10.8%	1,366	1,233	10.8%
Revenue ($ millions)	388	394	(1.4)%	1,532	1,661	(7.8)%
Organic growth	6.0%	2.4%	3.6 pt	2.8%	2.2%	0.6 pt
Service revenue ($ millions)	358	362	(1.2)%	1,432	1,553	(7.8)%
Organic growth	6.3%	3.0%	3.3 pt	2.8%	3.5%	(0.7) pt
EBITDA ($ millions)	130	118	9.6%	510	494	3.2%
Organic growth	6.2%	7.3%	(1.1) pt	3.0%	4.4%	(1.4) pt
EBITDA margin	33.4%	30.1%	3.3 pt	33.3%	29.7%	3.6 pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

In Colombia, our Home business had strong results during the quarter, as our HFC customer relationships increased 10.8% with the addition of 24,000 HFC customer relationships during the quarter to end 2019 with roughly 1.4 million. Year-on-year growth in overall customer relationships improved for an eighth consecutive quarter, increasing 2.1% in Q4 2019. Aided by a price increase implemented during the quarter, organic service revenue in our Home business grew mid single-digits in the quarter.

Our mobile business continued to perform well in Q4, with our customer base increasing 9.5% year-on-year, with both prepaid and postpaid segments experiencing healthy customer growth. ARPU was relatively stable during the quarter, but Mobile service revenue growth slowed to low single-digits on an organic basis due to lower wholesale revenue.

Earnings Release Q4 2019

B2B activity improved noticeably due to a government contract during Q4 2019, and as a result organic B2B service revenue growth was in the high-teens during the quarter.

Service revenue decreased 1.2% during the quarter, impacted by the 7.2% depreciation of the Colombian peso. Organic service revenue increased 6.3% year-on-year in Q4 2019, up from 1.7% growth reported in Q3 2019.

EBITDA increased 9.6% in U.S. dollar terms and 6.2% organically to $130 million in Q4 2019. EBITDA margin improved 3.3 percentage points to 33.4%. Excluding the benefit from IFRS 16, EBITDA margin would have been 30.1%, the same as reported in Q4 2018. For the full year, EBITDA increased 3.0% organically, despite $10 million of one-off charges related to bad debt related to a large wholesale client and to an adverse arbitration ruling.

On December 20, 2019, Millicom took part in spectrum auctions, and we were awarded two blocks of 20 MHz each in the 700MHz band.

Paraguay

	Q4 2019	Q4 2018	% change	FY 2019	FY 2018	% change
Mobile customers ('000)	3,496	3,278	6.7%	3,496	3,278	6.7%
Home customer relationships* ('000)	437	406	7.5%	437	406	7.5%
Revenue ($ millions)	150	163	(8.4)%	610	679	(10.2)%
Organic growth	(0.9)%	1.0%	(1.9) pt	(2.4)%	3.9%	(6.3) pt
Service revenue ($ millions)	140	154	(8.7)%	575	632	(9.0)%
Organic growth	(1.2)%	2.6%	(3.8) pt	(1.2)%	5.5%	(6.7) pt
EBITDA ($ millions)	72	77	(6.4)%	294	332	(11.5)%
Organic growth	(1.5)%	1.0%	(2.5) pt	(5.6)%	5.1%	(10.7) pt
EBITDA margin %	48.1%	47.1%	1.0 pt	48.2%	48.8%	(0.7) pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Economic activity improved somewhat in H2 2019 as compared to the negative GDP growth reported H1 2019, with the improvement stemming from the agricultural and construction sectors. However, the competitive environment remained challenging in Q4, especially in the prepaid segment of the mobile market. This has been impacting ARPU, which continued to decline year-on-year in Q4 2019, although we successfully protected our leading market share during the quarter.

Our mobile customer base grew a second consecutive quarter, increasing 6.7% year-on-year, and we had positive net adds of 154,000 during the quarter, driven by an increase in both prepaid and postpaid net adds. Meanwhile, we continued to grow our 4G customer base, which increased to 44% of our total mobile subscriber base, compared to 33% as of Q4 2018.

Our Home customer relationships grew 7.5% during the quarter, while the number of customers on our HFC network increased at about twice that rate, as we continue to upgrade customers from our UHF network.

Service revenue declined 8.7% impacted by the 7.6% depreciation of the Paraguayan guarani year-on-year. On an organic basis, service revenue declined by 1.2%, reflecting weaker performance in prepaid mobile caused by the weaker economic backdrop and intense price competition, partially offset by a positive performance in postpaid and cable, which generated single-digit organic growth during the quarter.

EBITDA decreased 6.4% in dollar terms and 1.5% organically in the quarter reflecting lower revenue and increased commercial activity. The EBITDA margin remains very healthy at 48.1% (46.8% excluding the impact of IFRS16) compared to 47.1% in Q4 2018.

Earnings Release Q4 2019

Bolivia

	Q4 2019	Q4 2018	% change	FY 2019	FY 2018	% change
Mobile customers (‘000)	3,716	3,604	3.1%	3,716	3,604	3.1%
Home customer relationships* (‘000)	511	389	31.3%	511	389	31.3%
Revenue ($ millions)	159	160	(0.4)%	639	614	4.2%
Organic growth	(0.4)%	8.3%	(8.7) pt	4.2%	10.5%	(6.3) pt
Service revenue ($ millions)	156	156	(0.2)%	624	597	4.5%
Organic growth	(0.2)%	8.7%	(8.9) pt	4.5%	11.1%	(6.6) pt
EBITDA ($ millions)	66	62	5.2%	257	232	11.0%
Organic growth	0.6%	6.3%	(5.7) pt	6.3%	7.3%	(1.0) pt
EBITDA margin %	41.2%	39.0%	2.2 pt	40.2%	37.8%	2.5 pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

During the quarter our operations in Bolivia were impacted by protests and marches which began in response to the October presidential elections. A national civil strike began in late October and lasted about one month, significantly disrupting our operations.

Despite these challenges, we added 16,000 customer relationships during Q4 to end with more than half a million, representing robust growth of 31% year-on-year. Over the past two years, our Home business in Bolivia has more than doubled, going from 231,000 customer relationships at the end of 2017 to 511,000 at the end of 2019.

In Mobile, we added 78,000 subscribers during the quarter, mostly in the prepaid business, but ARPU remained under pressure due to market conditions, causing our mobile service revenue to decline double-digits during the quarter.

Q4 19 service revenue decreased 0.2% year-on-year supported by strong growth in Cable, offset by the decline in Mobile. EBITDA rose 5.2% year-on-year (0.6% organically), and the margin expanded to 41.2% (39.4% excluding the impact of IFRS 16) compared to 39.0% in 2018.

Earnings Release Q4 2019

CENTRAL AMERICA

Guatemala

	Q4 2019	Q4 2018	% change	FY 2019	FY 2018	% change
Mobile customers ('000)	10,817	10,941	(1.1)%	10,817	10,941	(1.1)%
Home customer relationships* ('000)	519	485	7.1%	519	485	7.1%
Revenue ($ millions)	378	358	5.4%	1,434	1,373	4.5%
Organic growth	5.3%	6.8%	(1.5) pt	7.0%	5.5%	1.5 pt
Service revenue ($ millions)	317	306	3.8%	1,234	1,200	2.8%
Organic growth	3.7%	6.4%	(2.7) pt	5.3%	6.2%	(0.9) pt
EBITDA ($ millions)	185	172	7.4%	748	689	8.6%
Organic growth	0.8%	3.8%	(3.0) pt	4.7%	5.6%	(0.9) pt
EBITDA margin %	48.9%	48.0%	0.9 pt	52.2%	50.2%	2.0 pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Guatemala continued to have positive performance in Q4 2019, in line with the growth seen in Q3 19. In mobile, we saw healthy net additions of 168,000 customers stemming from both prepaid and postpaid, and ARPU increased year-on-year, both organically and in dollars. In cable, we ended Q4 2019 with 519,000 customer relationships, an increase of 7.1% year-on-year, with net additions of 11,000 in the quarter.

Service revenue grew 3.8% in USD terms,which had limited impact from the Guatemalan Quetzal, which was stable during the period and year, appreciating 0.1% compared to Q4 2018. Excluding the currency impact, organic service revenue growth of 3.7% was down from 6.4% in Q4 2018, but was a sequential improvement from 3.2% growth in Q3 2019. The slowdown largely reflects slower mobile service revenue organic growth, as well as a slower B2B performance compared to Q4 2018. On an organic basis, mobile service revenue growth approached mid-single digits, while cable service revenue growth was in the low double-digits.

EBITDA increased 7.4% (0.8% organically) and the margin improved to 48.9% (46.0% excluding the impact of IFRS 16), an increase of 0.9 percentage points compared to 48.0% reported in Q4 2018, as the uplift from IFRS 16 was partially offset by higher handset and other costs during the quarter. For the year, EBITDA grew 4.7% organically, a slight reduction compared to 5.6% growth in 2018.

Honduras

	Q4 2019	Q4 2018	% change	FY 2019	FY 2018	% change
Mobile customers ('000)	4,639	4,678	(0.8)%	4,639	4,678	(0.8)%
Home customer relationships* ('000)	176	165	6.9%	176	165	6.9%
Revenue ($ millions)	152	151	0.8%	594	586	1.4%
Organic growth	2.6%	4.8%	(2.2) pt	4.0%	2.0%	2.0 pt
Service revenue ($ millions)	139	142	(2.3)%	551	555	(0.8)%
Organic growth	(0.5)%	4.4%	(4.9) pt	1.7%	1.8%	(0.1) pt
EBITDA ($ millions)	72	76	(5.6)%	280	268	4.2%
Organic growth	(9.5)%	21.8%	(31.3) pt	0.5%	3.4%	(2.9) pt
EBITDA margin %	47.1%	50.3%	(3.2) pt	47.1%	45.8%	1.3 pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

Honduras had steady growth throughout 2019 albeit a little slower in Q4. In Mobile, customers decreased 0.8% year-on-year, as the quarterly net adds of 110,000 could not compensate for customer losses in Q2 2019 and Q3 2019. We

Earnings Release Q4 2019

remained focused on expanding our 4G network and on upgrading our customers from 3G to 4G and from prepaid to postpaid. The number of 4G customers continued to increase and was 38% of our customer base in Q4 2019, a significant improvement from 27% in Q4 2018. In Home, we continue to focus on improving the penetration of our network and on cross-selling to our existing customers, as our RGUs increased low single digit during the quarter.

Service revenue decreased 2.3% year-on-year, due to a 1.7% depreciation of the Honduran lempira, leaving organic growth at negative 0.5%, due to a slowdown in our prepaid business during the quarter. On an organic basis, high-single digit growth in Home was offset by a low single-digit decline in Mobile and B2B service revenue.

EBITDA decreased 5.6% (decreased 9.5% on an organic basis). This decline was mostly due to a positive $6 million one-off during Q4 2018. Excluding the impact of this one-off, EBITDA would have decreased 1.6% organically. The margin decreased 3.2 percentage points to 47.1% ( 44.4% excluding the impact of IFRS 16), below the EBITDA margin of 50.3% in Q4 2018, which was positively impacted by the one-off during the quarter.

Panama

	Q4 2019	FY 2019
Mobile customers ('000)	1,766	1,766
Home customer relationships* ('000)	437	437
Revenue ($ millions)	160	475
Organic growth**	1.3%	0.4%
Service revenue ($ millions)	154	468
Organic growth**	1.3%	0.4%
EBITDA ($ millions)	73	223
Organic growth**	19.0%	9.1%
EBITDA margin %	45.5%	46.9%

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

** Organic growth rates pertain only to our Cable Onda operations and are calculated using 2018 financials as reported by Cable Onda to the Panama Stock Exchange.

The fourth quarter was the first full quarter that we consolidated the mobile operations which we acquired in August 2019. In addition, we continue to execute our integration plan in Panama, including the delivery of identified synergies across both the mobile and home businesses. Economic activity remained relatively soft, and the macroeconomic backdrop has dampened our revenue growth in Q4 and during 2019, in contrast with the exceptionally strong performance in 2018.

Our home business was down slightly due mostly to a decrease in customers on DTH, where we are focused on optimizing the profitability of that segment which has resulted in the disconnection of more than 10,000 customers during 2019. In contrast, the number of customers on our HFC network has remained stable for most of 2019, although ARPU softened slightly compared to Q3 2019 due to more intense competition in the period.

Service Revenue, which included a full quarter of our mobile business for the first time, amounted to $154 million. The 1.3% organic growth was impacted by the positive results in our cable and other fixed business offset by our B2B business.

EBITDA, which was also impacted by the full quarter of mobile, grew to $73 million in Q4. Excluding mobile as well as the benefit from IFRS 16, EBITDA grew 19.0% on an organic basis, as the prior year was affected by acquisition costs, while the current period benefited from cost synergies. EBITDA margin reached 45.5% (42.6% excluding the impact of IFRS 16). For the full year, the fixed business of Cable Onda generated EBITDA less capex of $113 million ($105 million excluding IFRS 16) which surpassed our original acquisition plan of $98 million.

Earnings Release Q4 2019

El Salvador

	Q4 2019	Q4 2018	% change	FY 2019	FY 2018	% change
Mobile customers ('000)	2,564	2,590	(1.0)%	2,564	2,590	(1.0)%
Home customer relationships* ('000)	274	273	0.4%	274	273	0.4%
Revenue ($ millions)	98	101	(2.5)%	387	405	(4.5)%
Organic growth	(2.5)%	(8.4)%	5.9 pt	(4.5)%	(4.3)%	(0.2) pt
Service revenue	87	91	(4.4)%	348	371	(6.2)%
Organic growth	(4.4)%	(8.9)%	4.5 pt	(6.2)%	(4.6)%	(1.6) pt
EBITDA ($ millions)	40	35	13.4%	140	133	5.1%
Organic growth	4.0%	(22.2)%	26.2 pt	(4.4)%	(14.2)%	9.8 pt
EBITDA margin %	40.6%	34.9%	5.7 pt	36.2%	32.9%	3.3 pt

* Home Customer Relationships includes (1) HFC (2) DTH (3) Others.

While conditions in El Salvador remained challenging, we continued to make strides toward driving sustainable and profitable growth. Service revenue decreased organically 4.4% during Q4 2019, an improvement from the 4.9% decline seen in Q3 2019, and the best result of the year. The improvement in growth came from our subscription services including our postpaid business and home business. Performance in prepaid mobile continued to disappoint in Q4, although the results in the fourth quarter were a sequential improvement to the second and third quarters.

EBITDA increased 13.4% year-on-year (4.0% organically) in Q4 2019, thanks to strict cost control and improved operational efficiency. The EBITDA margin of 40.6% (37.2% excluding the impact of IFRS 16) is a 5.7 percentage point improvement from Q4 2018.

During the quarter we participated in a spectrum auction carried out by the Superintendencia General de Electricidad y Telecomunicaciones (SIGET) in El Salvador, and agreed to acquire five blocks of 10MHz in the AWS bands.

Nicaragua

Although the economic environment remained very challenging in Q4 2019, we added customers in both our mobile and cable businesses during the quarter. Service revenue was $56 million, while EBITDA amounted to $25 million.

Costa Rica

During Q4 2019, service revenue was $40 million, and EBITDA reached $17 million. We expect to close the previously-announced acquisition of mobile operations during H1 2020 once all the regulatory and government approvals have been completed.

Africa segment - Key Performance Indicators*

Key Performance Indicators (‘000)	Q4 19	Q4 18	Q4 19 vs Q4 18
Mobile customers	12,686	12,724	(0.3)%
MFS customers	6,460	6,938	(6.9)%
Mobile ARPU ($)	2.5	2.6	(3.8)%

* The comparative 2018 financial information in this earnings release has been adjusted for the classification of our operations in Chad as discontinued operations. Our operations in Chad were disposed of on June 26, 2019.

Our Africa segment operations comprise Tanzania, including Zantel. With the view of completing an initial public offering on the Dar es Salaam Stock Exchange, we completed the merger of our operations in the country, and Millicom Tanzania acquired all of the shares of Zantel in Q4 2019.

Earnings Release Q4 2019

During Q4 2019, mobile customers were relatively flat compared to Q4 18, ending the period with 12.7 million. During 2019, we were preparing stricter biometric customer registration requirements, which were implemented in January 2020 as mandated by the government. We believe that preparations for this customer registration process had a material impact on the broader industry's customer growth in 2019, and this is expected to continue to dampen customer growth in 2020.

In Q4 2019, the number of customers that used mobile financial services (MFS) was 6.5 million, a 6.9% decrease from Q4 2018, as growth of our MFS customer base was also impacted by the new mobile customer registration requirements being implemented. As of December 31, 2019, our MFS customers represent approximately 51% of our Mobile customer base.

ARPU declined 3.8% (a decline of 3.6% organically) due mostly to a reduction in regulated interconnection rates.

Africa segment financial results

Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

Africa Financial Highlights ($m, unless otherwise stated)	Q4 2019	Q4 2018[i]	% change	FY 2019	FY 2018[i]	% change
Revenue	98	103	(4.8)%	382	399	(4.2)%
Organicii growth	(4.7)%	2.4%	(7.1) pt	(2.9)%	5.7%	(8.6) pt
Service revenue	98	103	(4.8)%	382	398	(4.2)%
Organicii growth	(4.7)%	2.5%	(7.2) pt	(2.9)%	5.8%	(8.7) pt
EBITDAiii	35	25	39.4%	122	102	19.4%
Organicii growth	(8.3)%	(6.9)%	(1.4) pt	(19.9)%	7.7%	(27.6) pt
EBITDAiii margin %	35.5%	24.2%	11.3 pt	31.9%	25.6%	6.3 pt
Capexiii	20	17	17.0%	42	30	39.6%
i)	2018 numbers have been restated to exclude Chad.

ii)	Organic YoY in local currency and constant perimeter to exclude Chad for all periods.

iii)	Organic growth, EBITDA and Capex are non-IFRS measures. See page 21 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Africa service revenue declined 4.8% in US dollars and 4.7% organically during Q4 2019 due to the impact of lower interconnection rates as well as increased competition, which impacted ARPU.

Africa EBITDA increased 39.4% (declined 8.3% organically) year-on-year in Q4 2019 due to benefits from IFRS 16. On an organic basis, the decline is largely due to regulatory and tax audit fines. EBITDA margin increased by 11.3 percentage points year-on-year to 35.5% (26.6% excluding the impact of IFRS 16).

Capex for the full year 2019 was $42 million, an increase of $12 million year-on-year to significantly expand coverage and capacity on our 4G network.

Earnings Release Q4 2019

Corporate Responsibility highlights – Q4 2019

Joint UNICEF projects in Colombia and Paraguay yield results

Our joint programs with UNICEF in Colombia and Paraguay achieved significant results during the last quarter of 2019. In Colombia, 80 workshops on life skills and the productive, creative and safe use of technology under our Conectate Segur@ program were conducted by UNICEF, reaching 2,436 adolescents and surpassing our initial target of 1,500.

In Paraguay, we are developing a methodology with UNICEF to measure the impact of our Conectate Segur@ programs in schools. A first pilot was implemented in two schools, and together with other institutions, including the Ministry of Education, 14 more schools will form part of the project.

Understanding our impact on Human Rights

Human Rights Impact Assessments (HRIA) have been deployed in our operations in Paraguay, Bolivia and Colombia. These HRIAs have been conducted jointly with Business for Social Responsibility (BSR), a leading organization in business and human rights. We are currently analyzing and consolidating results and insights from the assessments to develop relevant action plans, where needed.

A region-wide tool to introduce women to digital tech

During 2019, we consolidated and deployed our CONECTADAS program in all operations. Our program builds on our work in Guatemala with the Sheva Foundation which is focused on training women in the use of mobile technology for their personal growth and socio-economic development.

To increase access to our program, we are developing a mobile application for women together with Grameen America. The App will allow us to own and deploy educational tools to the beneficiaries of our program 24/7, and reach different levels of maturity and digital skills, from those who are just picking up a mobile phone, to those who will use this tool as a catalyst for increasing their income.

Health, safety and environment

Our security teams have continued to focus on SOX implementation controls and are preparing for external audits on the implementation of ISO standards 14001 and 45001. Costa Rica, El Salvador, Guatemala, Honduras, Colombia and Paraguay along with Tanzania are now certified to both standards with Bolivia and Panama certified to ISO 45001.

The Global Security team, which oversees the implementation of policy and Group standards in health and safety by the local Integrated Services operational teams, worked across the organization to provide prompt and successful responses to risk situations, such as severe weather events in Tanzania, as well as civil unrest in Bolivia and government protests in Panama and Honduras.

During this reporting period, unfortunately, one employee fatality was recorded as a result of a road traffic accident in Colombia. Accident investigation enabled the identification of areas of weakness in the application of external impacts affecting the management of road risk and safety controls. Observations raised during the investigation are currently being addressed by safety teams and improvement notices, and campaign messages will be issued to all operating countries.

Compliance and anti-corruption program

During Q4 of 2019 we finalized, as part of our Third Party Management Program, the improvements of our Due Diligence platform and integrated processes, ensuring enhancement of our risk-based on-boarding screening and ongoing monitoring of our vendors.

Accompanying our company’s growth through mergers and acquisitions, we continued working on integrating our Ethics and Compliance program and related infrastructure into newly acquired entities.

We finalized the year celebrating the 2019 Ethics & Compliance Week, reinforcing the high-level commitment by company leadership to maintain a culture of compliance, clearly articulated through various events in every country location. Millicom is also proud of being a signatory of the World Economic Forum's Partnering Against Corruption Initiative, a community where together with like-minded global business leaders we can inspire and participate in collective anti-corruption action.

Earnings Release Q4 2019

Conference call details

A presentation and conference call to discuss these results will take place on February 25, 2020 at 14:00 (Stockholm) / 13:00 (London) / 08:00 (Miami). Please dial in 5-10 minutes before the scheduled start time to register your attendance. Dial-in numbers for the call are as follows:

Sweden:	+46 (0) 8 5069 2180	Luxembourg:	+352 2786 0515

UK:	+44 (0) 20719 28000	US:	+1 631 5107 495

The access code is: 2348098

A live audio stream, presentation slides, and replay information can be accessed at www.millicom.com.

Financial calendar

2020

Date	Event
February 25	Q4 2019 results and conference call
April 13	Last day for shareholders to add items to the AGM/EGM agenda
April 29	Q1 2020 results and conference call
May 5	AGM
July 29	Q2 2020 results and conference call
October 28	Q3 2020 results and conference call

For further information, please contact

Press:	Investors:
Vivian Kobeh, Corporate Communications Director	Michel Morin, VP Investor Relations
+1 786 628-5300	+1 (786) 628-5270
press@millicom.com	investors@millicom.com

Sarah Inmon, Investor Relations Manager
+1 (786) 628-5303
investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high-speed broadband and innovation around The Digital Lifestyle services through its principal brand, TIGO. As of December 31, 2019, Millicom operating subsidiaries and joint ventures employed more than 22,000 people and provided mobile services to approximately 52 million customers, with a cable footprint of more than 11 million homes passed. Founded in 1992, Millicom International Cellular S.A. is headquartered in Luxembourg.

Earnings Release Q4 2019

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	relationships with key suppliers and costs of handsets and other equipment;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Earnings Release Q4 2019

Non IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards such as IFRS 16, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals.

Proportionate EBITDA is the sum of the EBITDA in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country, less corporate costs that are not allocated to any country and inter-company eliminations.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Gross debt less cash and pledged and term deposits.

Net financial obligations is Net debt plus lease obligations.

Proportionate net financial obligations is the sum of the net financial obligations in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country.

Leverage is the ratio of net financial obligations over LTM (last twelve month) EBITDA, proforma for acquisitions made during the last twelve months.

Proportionate leverage is the ratio of proportionate net financial obligations over LTM proportionate EBITDA, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and finance lease capitalizations from tower sale and leaseback transactions.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs and lease capitalizations from tower sale and leaseback transactions.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow is OCF less changes in working capital and other non-cash items and taxes paid.

Equity Free Cash Flow is Operating Free Cash Flow less finance charges paid (net), less advances for dividends to non-controlling interests, plus dividends received from joint ventures.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax, including Guatemala and Honduras as if fully consolidated, divided by the average invested Capital during the period.

Earnings Release Q4 2019

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), less assets and liabilities held for sale.

Underlying measures, such as Underlying service revenue, Underlying EBITDA, Underlying equity free cash flow, Underlying net debt, Underlying leverage, etc, include Guatemala and Honduras, as if fully consolidated.

Please refer to our Annual Report for a complete list of non-IFRS measures and their descriptions.

Earnings Release Q4 2019

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Latam and Africa segmentsi

	Revenue		Service Revenue		EBITDA		OCF
Latam Segment ($ millions)	Q4 2019	Q4 2018	Q4 2019	Q4 2018	Q4 2019	Q4 2018	Q4 2019	Q4 2018
A- Current period	1,577	1,381	1,442	1,263	648	524	285	178
B- Prior year period	1,381	1,407	1,263	1,307	524	520	178	184
C- Reported growth (A/B)	14.2%	(1.9)%	14.2%	(3.3)%	23.5%	0.9%	60.1%	(3.1)%
D- Accounting change impact	—	2.7%	—	1.7%	9.0%	1.1%	34.5%	3.0%
E- Change in Perimeter impact	14.4%	—	15.1%	—	14.5%	—	17.9%	—
F- FX impact	(3.4)%	(7.9)%	(3.4)%	(8.6)%	(3.1)%	(3.6)%	(9.1)%	(16.6)%
G- Other	0.2%	(0.1)%	0.2%	(0.1)%	1.1%	(0.6)%	6.2%	(0.7)%
H- Organic Growth (C-D-E-F-G)	2.9%	3.5%	2.3%	3.7%	2.0%	4.0%	10.6%	11.2%

	Revenue		Service Revenue		EBITDA		OCF
Latam Segment ($ millions)	FY 2019	FY 2018	FY 2019	FY 2018	FY 2019	FY 2018	FY 2019	FY 2018
A- Current period	5,964	5,485	5,514	5,069	2,443	2,077	1,442	1,124
B- Prior year period	5,485	5,441	5,069	5,078	2,077	2,022	1,124	1,116
C- Reported growth (A/B)	8.7%	0.8%	8.8%	(0.2)%	17.6%	2.7%	28.3%	0.7%
D- Accounting change impact	—	2.4%	0.0%	1.0%	8.2%	0.8%	16.5%	1.4%
E- Change in Perimeter impact	11.0%	—	11.6%	—	11.9%	—	11.2%	—
F- FX impact	(5.2)%	(5.1)%	(5.2)%	(5.3)%	(5.0)%	(1.1)%	(9.2)%	(3.1)%
G- Other	0.1%	(0.1)%	0.1%	(0.2)%	0.4%	(0.4)%	1.5%	(0.7)%
H- Organic Growth (C-D-E-F-G)	2.8%	3.5%	2.2%	4.3%	2.1%	3.5%	8.3%	3.2%

	Revenue		Service Revenue		EBITDA
Africa Segment ($ millions)	Q4 2019	Q4 2018	Q4 2019	Q4 2018	Q4 2019	Q4 2018
A- Current period	98	103	98	103	35	25
B- Prior year period	103	103	103	103	25	28
C- Reported growth (A/B)	(4.8)%	(0.1)%	(4.8)%	(0.1)%	39.4%	(12.3)%
D- Accounting change impact	—	(0.2)%	—	(0.2)%	35.1%	(0.2)%
E- Change in Perimeter impact	—	—	—	—	—	—
F- FX impact	(0.2)%	(2.3)%	(0.2)%	(2.3)%	(0.3)%	(2.8)%
G- Other	0.1%	(0.1)%	0.1%	(0.1)%	12.9%	(2.4)%
H- Organic Growth (C-D-E-F-G)	(4.7)%	2.4%	(4.7)%	2.5%	(8.3)%	(6.9)%

[i]	Please refer to Note 5 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

Earnings Release Q4 2019

	Revenue		Service Revenue		EBITDA
Africa Segment ($ millions)	FY 2019	FY 2018	FY 2019	FY 2018	FY 2019	FY 2018
A- Current period	382	399	382	398	122	102
B- Prior year period	399	385	398	385	102	98
C- Reported growth (A/B)	(4.2)%	3.5%	(4.2)%	3.5%	19.4%	4.3%
D- Accounting change impact	—	(0.2)%	—	(0.2)%	33.8%	(0.4)%
E- Change in Perimeter impact	—	—	—	—	—	—
F- FX impact	(1.4)%	(1.7)%	(1.4)%	(1.7)%	(1.8)%	(0.9)%
G- Other	0.1%	(0.4)%	0.1%	(0.4)%	7.3%	(2.1)%
H- Organic Growth (C-D-E-F-G)	(2.9)%	5.7%	(2.9)%	5.8%	(19.9)%	7.7%

Reconciliation from Reported Growth to Organic Growth for the main Latam markets

Service Revenue ($ millions)	Q4 2019	Q4 2018	Organic	FX	Perimeter	Other	Reported
Guatemala	317	306	3.7%	—	—	0.1%	3.8%
Colombia	358	362	6.3%	(7.6)%	—	0.1%	(1.2)%
Paraguay	140	154	(1.2)%	(7.5)%	—	—	(8.7)%
Honduras	139	142	(0.5)%	(1.8)%	—	—	(2.3)%
Bolivia	156	156	(0.2)%	—	—	—	(0.2)%
Panama	154	17	1.3%	—	NM	6.0%	NM
El Salvador	87	91	(4.4)%	—	—	—	(4.4)%
Nicaragua, Costa Rica & Eliminations	90	34	6.8%	(5.1)	NM	—	NM
Latam*	1,442	1,263	2.3%	(3.4)%	15.1%	0.2%	14.2%

* Perimeter impact on Latam segment reflects acquisition of Cable Onda and using service revenue as reported by the company to the Panama Stock Exchange.Panama performance in Q4 2018 reflects only the results of the last two weeks of the month of December 2018.

EBITDA ($ millions)	Q4 2019	Q4 2018	Organic	FX	Accounting	Perimeter	Other	Reported
Guatemala	185	172	0.8%	0.1%	6.4%	—	—	7.4%
Colombia	130	118	6.2%	(7.6)%	10.9%	—	0.1%	9.6%
Paraguay	72	77	(1.5)%	(7.4)%	2.5%	—	—%	(6.4)%
Honduras	72	76	(9.5)%	(1.7)%	5.5%	—	0.1%	(5.6)%
Bolivia	66	62	0.6%	—	4.6%	—	—%	5.2%
Panama	73	4	19.0%	—	NM	NM	NM	NM
El Salvador	40	35	4.0%	—	9.5%	—	—	13.4%
Nicaragua, Costa Rica & Eliminations	11	(21)	8.5%	(2.2)%	44.5%	NM	—	NM
Latam*	648	524	2.0%	(3.1)%	9.0%	14.5%	1.1%	23.5%

* Perimeter impact on Latam segment reflects acquisition of Cable Onda and using EBITDA as reported by the company to the Panama Stock Exchange.Panama performance in Q4 2018 reflects only the results of the last two weeks of the month of December 2018.

Earnings Release Q4 2019

ARPU reconciliations

Latam Segment - Mobile ARPU Reconciliation	Q4 19	Q4 18	2019	2018
Mobile service revenue ($m)	859	803	3,258	3,214
Mobile Service revenue ($m) from non Tigo customers ($m) *	(12)	(19)	(65)	(58)
Mobile Service revenue ($m) from Tigo customers (A)	847	783	3,192	3,156
Mobile customers - end of period (000)	39,846	33,691	39,846	33,691
Mobile customers - average (000) (B) **	39,217	33,300	36,636	33,186
Mobile ARPU (USD/Month) (A/B/number of months)	7.2	7.8	7.3	7.9

* Refers to TV advertising, production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view and for full year view it is the average of the last five quarters.

Latam Segment - Home ARPU Reconciliation	Q4 19	Q4 18	2019	2018
Home service revenue ($m)	387	313	1,530	1,244
Home service revenue ($m) from non Tigo customers ($m) *	(11)	(9)	(40)	(33)
Home service revenue ($m) from Tigo customers	376	304	1,490	1,210
Customer Relationships - end of period (000) **	4,341	4,118	4,341	4,118
Customer Relationships - average (000) ***	4,328	3,863	4,242	3,587
Home ARPU (USD/Month) (A/B/12)	29.0	26.2	29.3	28.1

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all techonologies (HFC + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view and for full year view it is the average of the last five quarters.

One-off Summary

Q4 2019 ($ millions)	Revenue	EBITDA	Comment
Africa	—	(3)	Tax fine
Corporate	—	(4)	Acquisition and integration costs
Total	—	(7)

FY 2019 ($ millions)	Revenue	EBITDA	Comment
Colombia	—	(10)	Litigation and bad debt
Paraguay	5	6	Revenue accrual and others
Latam	5	(4)
Africa	—	(24)	Regulatory fine and tax audit fine
Corporate	—	(26)	Acquisition and integration costs
Total	5	(54)

Earnings Release Q4 2019

Foreign Exchange rates used to support FX impact calculations in the above Organic Growth reconciliations

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q4 19	Q3 19	QoQ	Q4 18	YoY	Q4 19	Q3 19	QoQ	Q4 18	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	3,413	3,348	(1.9)%	3,166	(7.2)%	3,277	3,462	5.6%	3,250	(0.8)%
Costa Rica	CRC	578	577	(0.1)%	599	3.7%	576	584	1.4%	608	5.6%
Guatemala	GTQ	7.71	7.70	(0.1)%	7.72	0.1%	7.70	7.74	0.5%	7.74	0.5%
Honduras	HNL	24.72	24.64	(0.3)%	24.29	(1.7)%	24.72	24.71	0.0%	24.42	(1.2)%
Nicaragua	NIO	33.70	33.33	(1.1)%	33.12	(1.7)%	33.84	33.53	(0.9)%	32.33	(4.5)%
Paraguay	PYG	6,434	6,205	(3.5)%	5,946	(7.6)%	6,453	6,380	(1.1)%	5,961	(7.6)%
Chad	XAF	588	585	(0.5)%	588	(0.1)%	588	588	0.0%	580	(1.4)%
Ghana	GHS	5.53	5.42	(2.0)%	4.85	(12.3)%	5.73	5.41	(5.6)%	4.82	(15.9)%
Tanzania	TZS	2,297	2,306	0.4%	2,294	(0.1)%	2,299	2,294	(0.2)%	2,299	0.0%

Reconciliation Net financial obligations to EBITDA to Proportionate net financial obligations to EBITDA as of December 31, 2019 and December 31, 2018

Debt Information - December 31, 2019	Financial obligations			EBITDA	Proforma
$ millions	Gross	Cash	Net		Adjustments*	EBITDA	Leverage
Millicom Group (IFRS)	7,036	1,166	5,870	1,530	—	—	—
Plus: Guatemala	1,172	189	983	748	—	—	—
Plus: Honduras	423	40	383	280	—	—	—
Less: Corporate Costs	—	—	—	(36)	—	—	—
Underlying Millicom Group (Non-IFRS)	8,631	1,395	7,236	2,522	95	2,617	2.76x
Less: 50% Minority Stake in Colombia	(606)	(107)	(499)	(255)	—	—	—
Less: 45% Minority Stake in Guatemala	(528)	(85)	(442)	(337)	—	—	—
Less: 33% Minority Stake in Honduras	(141)	(13)	(128)	(93)	—	—	—
Less: 20% Minority Stake in Panama	(201)	(12)	(189)	(45)	(13)	—	—
Less: 1.5% Minority Stake in Tanzania	(6)	—	(6)	(2)	—	—	—
Proportionate Millicom Group (Non-IFRS)	7,149	1,177	5,972	1,791	82	1,873	3.19x

* Proforma adjusted EBITDA related to mobile acquisitions in Nicaragua and Panama.

Earnings Release Q4 2019

Debt Information - December 31, 2018	Financial obligations			EBITDA	Proforma
$ millions	Gross	Cash	Net		Adjustments*	EBITDA	Leverage
Millicom Group (IFRS)	4,580	529	4,051	1,254	—	—	—
Plus: Guatemala	927	221	706	689	—	—	—
Plus: Honduras	383	25	358	268	—	—	—
Less: Corporate Costs	—	—	—	(35)	—	—	—
Underlying Millicom Group (Non-IFRS)	5,890	775	5,116	2,176	166	2,342	2.18
Less: 50% Minority Stake in Colombia	(508)	(89)	(419)	(247)	—	—	—
Less: 45% Minority Stake in Guatemala	(417)	(99)	(318)	(310)	—	—	—
Less: 33% Minority Stake in Honduras	(128)	(8)	(119)	(89)	—	—	—
Less: 20% Minority Stake in Panama	(52)	(1)	(51)	(1)	(33)	—	—
Less: 15% Minority Stake in Zantel	(13)	(1)	(12)	(1)	—	—	—
Proportionate Millicom Group (Non-IFRS)	4,772	576	4,197	1,527	133	1,660	2.52

* Proforma adjusted EBITDA related to Cable Onda acquisition. EBITDA has not been adjusted for disposal of Chad.

Debt maturity profile

	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	>2030
International Bonds	—	—	—	—	1,011	500	500	300	500	750	600
Floating MIC S.A. Sustain. Bond Due 2024*	—	—	—	—	211	—	—	—	—	—	—
6.875% Comcel $800m Bond Due 2024	—	—	—	—	800	—	—	—	—	—	—
6.000% MIC S.A. $500m Bond Due 2025	—	—	—	—	—	500	—	—	—	—	—
6.625% MIC S.A. $500m Bond Due 2026	—	—	—	—	—	—	500	—	—	—	—
5.875% Telecel $300m Bond Due 2027	—	—	—	—	—	—	—	300	—	—	—
5.125% MIC S.A. $500m Bond Due 2028	—	—	—	—	—	—	—	—	500	—	—
6.250% MIC S.A. $750m Bond Due 2029	—	—	—	—	—	—	—	—	—	750	—
4.500% Cable Onda $600m Bond Due 2030	—	—	—	—	—	—	—	—	—	—	600
Local Bonds (Colombia & Bolivia)	115	44	46	109	113	235	110	2	2	8	23
Bank and DFI	107	138	126	436	774	366	28	106	46	125	37
Total	221	182	172	544	1,899	1,101	638	408	548	883	659
% of Total	3.0%	2.5%	2.4%	7.5%	26.2%	15.2%	8.8%	5.6%	7.6%	12.2%	9.1%

* Dollar amount reflects SEK 2.0 billion principal converted at an exchange rate of 9.47 SEK per USD

Earnings Release Q4 2019

Fully consolidated P&L reconciliation for IFRS 16 implementation (unaudited)

($millions)	Q4 2019	IFRS16 Impact	Q4 2019 before IFRS 16	Q4 2018	% change
Revenue	1,150	—	1,150	980	17.3%
Cost of sales	(311)	—	(311)	(277)	12.3%
Gross profit	839	—	839	703	19.3%
Operating expenses	(415)	42	(457)	(447)	2.2%
EBITDA	424	42	383	257	49.0%
Depreciation	(213)	(30)	(183)	(164)	11.3%
Amortization	(84)	—	(84)	(40)	NM
Share of profit in Guatemala and Honduras	42	(1)	43	45	(4.2)%
Other operating income (expenses), net	(41)	7	(48)	10	NM
Operating profit	129	18	111	107	3.7%
Net financial expenses	(152)	(24)	(128)	(90)	41.1%
Other non-operating income (expenses), net	309	(4)	312	(46)	NM
Gains (losses) from other JVs and associates, net	(9)	—	(9)	(35)	(75.4)%
Profit (loss) before tax	277	(10)	287	(65)	NM
Net tax credit (charge)	(31)	(4)	(28)	(45)	(39.1)%
Profit (loss) for the period from continuing ops.	246	(14)	259	(111)	NM
Non-controlling interests	(20)	3	(23)	17	NM
Profit (loss) from discontinued operations	(3)	—	(3)	(1)	NM
Net profit (loss) for the period	223	(11)	234	(94)	NM

($millions)	FY 2019	IFRS16 Impact	FY 2019 before IFRS 16	FY 2018	% change
Revenue	4,336	—	4,336	3,946	9.9%
Cost of sales	(1,201)	—	(1,201)	(1,117)	7.5%
Gross profit	3,135	—	3,135	2,829	10.8%
Operating expenses	(1,604)	148	(1,753)	(1,616)	8.4%
EBITDA	1,530	148	1,382	1,213	13.9%
Depreciation	(825)	(109)	(716)	(662)	8.1%
Amortization	(275)	—	(275)	(140)	95.9%
Share of net profit in Guatemala and Honduras	179	(6)	185	154	20.0%
Other operating income (expenses), net	(34)	1	(35)	75	NM
Operating profit	575	35	540	640	(15.6)%
Net financial expenses	(544)	(72)	(472)	(346)	36.3%
Other non-operating income (expenses), net	227	(4)	231	(39)	NM
Gains (losses) from other JVs and associates, net	(40)	—	(40)	(136)	(70.3)%
Profit (loss) before tax	218	(41)	259	119	116.9%
Net tax credit (charge)	(120)	—	(121)	(112)	7.6%
Profit (loss) for the period from continuing ops.	97	(40)	138	7	NM
Non-controlling interests	(5)	5	(9)	16	NM
Profit (loss) from discontinued operations	57	—	57	(33)	NM
Net profit (loss) for the period	149	(36)	185	(10)	NM

Earnings Release Q4 2019

Capex Reconciliation

Capex Reconciliation	Q4 19	Q4 18	FY 2019	FY 2018
Consolidated:
Additions to property, plant and equipment	260	249	719	698
Of which (finance) lease capitalizations from tower sale and leaseback transactions	—	5	—	25
Additions to licenses and other intangibles	75	42	202	158
Of which spectrum and license costs	36	5	101	66
Total consolidated additions	335	291	921	856
Of which is capital expenditures related to the corporate offices	6	2	13	5

Latin America Segment	Q4 19	Q4 18	FY 2019	FY 2018
Additions to property, plant and equipment	314	299	879	840
Of which (finance) lease capitalizations from tower sale and leaseback transactions	—	5	—	22
Additions to licenses and other intangibles	113	56	240	200
Of which spectrum and license costs	64	3	117	64
Latin America Segment total additions (Underlying)	427	355	1,119	1,040
Capex excluding spectrum and lease capitalizations	363	346	1,002	954

Africa Segment	Q4 19	Q4 18	FY 2019	FY 2018
Additions to property, plant and equipment	20	17	42	30
Of which (finance) lease capitalizations from tower sale and leaseback transactions	—	—	—	—
Additions to licenses and other intangibles	—	—	12	—
Of which spectrum and license costs	—	—	12	—
Africa Segment total additions	20	17	54	30
Capex excluding spectrum and lease capitalizations	20	17	42	30

Earnings Release Q4 2019

Equity Free Cash Flow Reconciliation

Cash Flow Data	FY 2019	FY 2018
Net cash provided by operating activities	801	792
Purchase of property, plant and equipment	(736)	(632)
Proceeds from sale of property, plant and equipment	24	154
Proceeds from sale of towers part of tower sale and leaseback transactions	(22)	(142)
Purchase of intangible assets	(171)	(148)
Proceeds from sale of intangible assets	—	—
Purchase of spectrum and licenses	59	61
Finance charges paid, net	470	298
Operating free cash flow	425	383
Interest (paid), net	(470)	(298)
Free cash flow	(45)	85
Dividends received from joint ventures (Guatemala and Honduras)	237	243
Dividends paid to non-controlling interests	(13)	(2)
Equity free cash flow	179	326

Operating Free Cash Flow Reconciliation

Cash Flow Data	Q4 19	Q4 18	FY 2019	FY 2018
Net cash provided by operating activities	269	231	801	792
Purchase of property, plant and equipment	(210)	(188)	(736)	(632)
Proceeds from sale of property, plant and equipment	4	20	24	154
Purchase of intangible assets and licenses	(26)	(4)	(171)	(148)
Proceeds from sale of intangible assets	—	—	—	—
Net purchase/proceeds for property, plant and equipment and intangible assets	(232)	(172)	(882)	(626)
(Less) Proceeds from sale of towers part of tower sale and leaseback transactions	(1)	(13)	(22)	(142)
(Less) Purchase of spectrum and licenses	16	7	59	61
(Less) Finance charges paid, net	123	69	470	298
Operating free cash flow	173	123	425	383

OCF (EBITDA- Capex) Reconciliation

Latam OCF Underlying	Q4 19	Q4 18	FY 2019	FY 2018
Latam EBITDA	648	524	2,443	2,077
(-) Capex (Ex. Spectrum)	363	346	1,002	954
Latam OCF	285	178	1,442	1,124

Africa OCF	Q4 19	Q4 18	FY 2019	FY 2018
Africa EBITDA	35	25	122	102
(-) Capex (Ex. Spectrum)	20	17	42	30
Africa OCF	15	8	80	72

Earnings Release Q4 2019

Guatemala and Honduras Financial Information (unaudited)

Until 2015, Millicom group results included Guatemala and Honduras on a 100% consolidation basis. Since 2016, these businesses are treated as joint ventures and are consolidated using the equity method. To aid investors to better track the evolution of the company’s performance over time, we provide the following indicative unaudited financial statement data for the Millicom group as if our Guatemala and Honduras joint ventures had been fully consolidated.

Income statement data Q4 2019	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Underlying (non-IFRS)
($millions)
Revenue	1,150	525	—	1,674
Cost of sales	(311)	(130)	—	(440)
Gross profit	839	395	—	1,234
Operating expenses	(415)	(147)	—	(562)
EBITDA	424	247	—	672
EBITDA margin	36.9%	47.2%	—	40.1%
Depreciation & amortization	(297)	(112)	—	(409)
Share of net profit in joint ventures	42	—	(42)	—
Other operating income (expenses), net	(41)	(3)	—	(44)
Operating profit	129	132	(42)	219
Net financial expenses	(152)	(22)	—	(173)
Other non-operating income (expenses), net	309	(8)	—	301
Gains (losses) from associates	(9)	—	—	(9)
Profit (loss) before tax	277	103	(42)	337
Net tax credit (charge)	(31)	(27)	—	(58)
Profit (loss) for the period	246	76	(42)	279
Profit (loss) from discontinued operations	(3)	—	—	(3)
Non-controlling interests	(20)	(34)	—	(54)
Net profit (loss) for the period	223	42	(42)	223

Earnings Release Q4 2019

Income statement data FY 2019 ($millions)	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Underlying (non-IFRS)
Revenue	4,336	2,009	—	6,345
Cost of sales	(1,201)	(469)	—	(1,670)
Gross profit	3,135	1,540	—	4,675
Operating expenses	(1,604)	(549)	—	(2,153)
EBITDA	1,530	992	—	2,522
EBITDA margin	35.3%	49.4%	—	39.8%
Depreciation & amortization	(1,100)	(444)	—	(1,544)
Share of net profit in joint ventures	179	—	(179)	—
Other operating income (expenses), net	(34)	(8)	—	(43)
Operating profit	575	540	(179)	936
Net financial expenses	(544)	(102)	—	(647)
Other non-operating income (expenses), net	227	(12)	—	215
Gains (losses) from associates	(40)	—	—	(40)
Profit (loss) before tax	218	426	(179)	464
Net tax credit (charge)	(120)	(100)	—	(220)
Profit (loss) for the period	97	326	(179)	244
Profit (loss) from discontinued operations	57	—	—	57
Non-controlling interests	(5)	(147)	—	(152)
Net profit (loss) for the period	149	179	(179)	149

Earnings Release Q4 2019

Balance Sheet data ($ millions)	Millicom IFRS	Guatemala and Honduras JVs	Underlying (non-IFRS)
ASSETS
Intangible assets, net	3,219	2,851	6,069
Property, plant and equipment, net	2,883	929	3,811
Right of Use Assets	977	302	1,279
Investments in joint ventures and associates	2,822	(2,797)	25
Other non-current assets	310	172	482
TOTAL NON-CURRENT ASSETS	10,210	1,456	11,666
Inventories, net	32	38	70
Trade receivables, net	371	76	447
Other current assets	919	333	1,252
Restricted cash	155	14	169
Cash and cash equivalents	1,164	229	1,393
TOTAL CURRENT ASSETS	2,641	689	3,330
Assets held for sale	5	—	5
TOTAL ASSETS	12,856	2,145	15,001

EQUITY AND LIABILITIES
Equity attributable to owners of the Company	2,410	(41)	2,369
Non-controlling interests	271	589	859
TOTAL EQUITY	2,680	548	3,228
Debt and financing	6,753	1,535	8,288
Other non-current liabilities	1,017	(188)	829
TOTAL NON-CURRENT LIABILITIES	7,770	1,347	9,117
Debt and financing	283	60	343
Other current liabilities	2,124	190	2,313
TOTAL CURRENT LIABILITIES	2,406	250	2,656
Liabilities directly associated with assets held for sale	—	—	—
TOTAL LIABILITIES	10,176	1,597	11,773
TOTAL EQUITY AND LIABILITIES	12,856	2,145	15,001

Earnings Release Q4 2019

Cash Flow Data - FY 2019 ($millions)	Millicom IFRS	Guatemala and Honduras JVs	Underlying (non-IFRS)
Profit (loss) before taxes from continuing operations	218	247	464
Profit (loss) for the period from discontinued operations	59	—	59
Profit (loss) before taxes	276	247	523
Net cash provided by operating activities (incl. discontinued ops)	801	782	1,583
Net cash used in investing activities (incl. discontinued ops)	(1,502)	(544)	(2,046)
Net cash from (used by) financing activities (incl. discontinued ops)	1,355	(251)	1,104
Exchange impact on cash and cash equivalents, net	(8)	—	(8)
Net (decrease) increase in cash and cash equivalents	645	(12)	633
Cash and cash equivalents at the beginning of the period	528	241	769
Effect of cash in disposal group held for sale	(9)	—	(9)
Cash and cash equivalents at the end of the period	1,164	229	1,393

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 12:00 CET on February 25, 2020.

Unaudited Interim

Condensed Consolidated

Financial Statements

For the three and twelve-month periods ended

December 31, 2019

February 25, 2020

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

Unaudited interim condensed consolidated statements of income for the three and twelve-month periods ended December 31, 2019

$ millions	Notes	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018 (i)	Three months ended December 31, 2019	Three months ended December 31, 2018 (i)
Revenue	5	4,336	3,946	1,150	980
Cost of sales		(1,201)	(1,117)	(311)	(277)
Gross profit		3,135	2,829	839	703
Operating expenses	2	(1,604)	(1,616)	(415)	(447)
Depreciation	2	(825)	(662)	(213)	(164)
Amortization		(275)	(140)	(84)	(40)
Share of profit in the joint ventures in Guatemala and Honduras	14	179	154	42	45
Other operating income (expenses), net		(34)	75	(41)	10
Operating profit	5	575	640	129	107
Interest and other financial expenses	2, 10	(564)	(367)	(157)	(98)
Interest and other financial income		20	21	5	7
Other non-operating (expenses) income, net	6	227	(39)	309	(46)
Profit (loss) from other joint ventures and associates, net		(40)	(136)	(9)	(35)
Profit (loss) before taxes from continuing operations		218	119	277	(65)
Charge for taxes, net		(120)	(112)	(31)	(45)
Profit (loss) for the year from continuing operations		97	7	246	(111)
Profit (loss) from discontinued operations, net of tax	4	57	(33)	(3)	(1)
Net profit (loss) for the year		154	(26)	242	(111)

Attributable to:
The owners of Millicom		149	(10)	223	(94)
Non-controlling interests		5	(16)	20	(17)

Earnings per common share for net profit attributable to the owners of the Company:
Basic ($)	7	1.48	(0.10)	2.20	(0.94)
Diluted ($)	7	1.48	(0.10)	2.20	(0.94)
(i)	Re-presented for discontinued operations (see note 4). Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

2

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

Unaudited interim condensed consolidated statements of comprehensive income for the three and twelve-month periods ended December 31, 2019

$ millions	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018 (i)	Three months ended December 31, 2019	Three months ended December 31, 2018 (i)
Net profit for the period	154	(26)	242	(111)
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(4)	(81)	32	(62)
Change in value of cash flow hedges, net of tax effects	(16)	(1)	2	(1)
Other comprehensive income (not to be reclassified to statement of income in subsequent periods), net of tax:
Remeasurements of post-employment benefit obligations, net of tax effects	—	—	—	—
Total comprehensive income (loss) for the year	133	(108)	276	(172)

Attributable to
Owners of the Company	131	(78)	274	(140)
Non-controlling interests	3	(30)	3	(32)

Total comprehensive income for the period arises from:
Continuing operations	76	(102)	279	(172)
Discontinued operations	57	(7)	(3)	—
(i)	Re-presented for discontinued operations (note 4). Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

3

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

Unaudited interim condensed consolidated statement of financial position as at December 31, 2019

$ millions	Notes	December 31, 2019	December 31, 2018 (i) (ii)
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	9	3,219	2,346
Property, plant and equipment, net	8	2,883	3,071
Right of use assets	2	977	—
Investments in joint ventures	14	2,797	2,867
Investments in associates	15	25	169
Contract costs, net		5	4
Deferred tax assets		200	202
Other non-current assets	12	104	126
TOTAL NON-CURRENT ASSETS		10,210	8,785

CURRENT ASSETS
Inventories		32	39
Trade receivables, net		371	343
Contract assets, net		41	37
Amounts due from non-controlling interests, associates and joint ventures	12	29	34
Prepayments and accrued income		156	129
Current income tax assets		119	108
Supplier advances for capital expenditure		22	25
Equity investments	15	371	—
Other current assets		181	124
Restricted cash		155	158
Cash and cash equivalents		1,164	528
TOTAL CURRENT ASSETS		2,641	1,525
Assets held for sale	4	5	3
TOTAL ASSETS		12,856	10,313
(i)	Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2)

(ii)	Restated after finalization of the Cable Onda purchase accounting see note 3.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

4

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

Unaudited interim condensed consolidated statement of financial position as at December 31, 2019 (continued)

$ millions	Notes	December 31, 2019	December 31, 2018 (i) (ii)
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		633	635
Treasury shares		(51)	(81)
Other reserves		(544)	(538)
Retained profits		2,222	2,535
Profit (loss) for the year attributable to equity holders		149	(10)
Equity attributable to owners of the Company		2,410	2,542
Non-controlling interests		271	251
TOTAL EQUITY		2,680	2,792
LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	10	5,786	4,123
Lease liabilities	2	967	—
Derivative financial instruments	13	17	—
Amounts due to non-controlling interests, associates and joint ventures	12	337	135
Provisions and other non-current liabilities		383	351
Deferred tax liabilities		279	236
TOTAL NON-CURRENT LIABILITIES		7,770	4,845

CURRENT LIABILITIES
Debt and financing	10	186	458
Lease liabilities	2	97	—
Put option liability	3	264	239
Derivative financial instruments		—	—
Payables and accruals for capital expenditure		348	335
Other trade payables		289	282
Amounts due to non-controlling interests, associates and joint ventures	12	161	348
Accrued interest and other expenses		432	381
Current income tax liabilities		75	55
Contract liabilities		82	87
Provisions and other current liabilities		474	492
TOTAL CURRENT LIABILITIES		2,406	2,676
TOTAL LIABILITIES		10,176	7,521
TOTAL EQUITY AND LIABILITIES		12,856	10,313
(i)	Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2)

(ii)	The consolidated statement of financial position at December 31, 2018 has been restated after finalization of the Cable Onda purchase accounting (see note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

5

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

Unaudited interim condensed consolidated statement of cash flows for the twelve-month period ended December 31, 2019

$ millions	Notes	December 31, 2019	December 31, 2018 (i)
Cash flows from operating activities (including discontinued operations)
Profit before taxes from continuing operations		218	119
Profit (loss) before taxes from discontinued operations	4	59	(29)
Profit before taxes		276	91
Adjustments to reconcile to net cash:
(Finance) Lease interest expense		157	91
Financial interest expense		408	282
Interest and other financial income		(20)	(21)
Adjustments for non-cash items:
Depreciation and amortization	5	1,111	830
Share of profit in Guatemala and Honduras joint ventures		(179)	(154)
(Gain) on disposal and impairment of assets, net	4	(40)	(37)
Share based compensation		30	22
Transaction costs assumed by Cable Onda	3	—	30
Loss from other joint ventures and associates,net		40	136
Other non-cash non-operating (income) expenses, net		(227)	40
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets,net		(119)	(128)
Decrease in inventories		11	2
Increase (decrease) in trade and other payables, net		(61)	69
Changes in contract assets, liabilities and costs, net		(2)	(9)
Total changes in working capital		(172)	(66)
Interest paid on (finance) leases		(141)	(89)
Interest paid on debt and other financing		(344)	(229)
Interest received		15	20
Taxes (paid)	5	(114)	(153)
Net cash provided by operating activities		801	792
Cash flows from (used in) investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	3	(1,014)	(953)
Proceeds from disposal of subsidiaries and associates, net of cash disposed	4	111	176
Purchase of intangible assets and licenses	9	(171)	(148)
Proceeds from sale of intangible assets		—	—
Purchase of property, plant and equipment	8	(736)	(632)
Proceeds from sale of property, plant and equipment	8	24	154
Proceeds from disposal of equity investment, net of costs		25	—
Dividends received from joint ventures	14	237	243
Settlement of financial derivative instruments	13	—	(63)
Cash (used in) provided by other investing activities, net		20	24

6

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

Net cash used in investing activities		(1,502)	(1,199)
Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	10	2,900	1,155
Repayment of debt and other financing	10	(1,157)	(530)
(Finance) Lease capital repayment		(107)	(17)
Advances for, and dividends paid to non-controlling interests		(13)	(2)
Dividends paid to owners of the Company		(268)	(266)
Net cash provided by (used in) financing activities		1,355	341
Exchange impact on cash and cash equivalents,net		(8)	(33)
Net (decrease) increase in cash and cash equivalents		645	(98)
Cash and cash equivalents at the beginning of the year		528	619
Effect of cash in disposal group held for sale	4	(9)	6
Cash and cash equivalents at the end of the year		1,164	528
(i)	Re-presented for discontinued operations (note 4). Not restated for the application of IFRS 16 as the Group elected the modified retrospective approach (see note 2).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

7

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

Unaudited interim condensed consolidated statements of changes in equity for the periods ended December 31, 2019 and 2018

$ millions	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital	Share premium	Treasury shares	Retained profits(i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on December 31, 2017	101,739	(1,195)	153	484	(106)	3,035	(472)	3,096	185	3,281
Adjustment on adoption of IFRS 15 and IFRS 9 (net of tax) (vi)	—	—	—	—	—	10	—	10	(4)	6
Total comprehensive income for the year	—	—	—	—	—	(10)	(68)	(78)	(30)	(108)
Dividends (ii)	—	—	—	—	—	(266)	—	(266)	—	(266)
Dividends to non controlling interest	—	—	—	—	—	—	—	—	(13)	(13)
Purchase of treasury shares	—	(70)	—	—	(6)	—	—	(6)	—	(6)
Share based compensation	—	—	—	—	—	—	22	22	—	22
Issuance of shares under share-based payment schemes	—	351	—	(2)	31	(5)	(22)	2	—	2
Effect of acquisition of Cable Onda (iv)	—	—	—	—	—	—	—	—	113	113
Put option reserve	—	—	—	—	—	(239)	—	(239)	—	(239)
Balance on December 31, 2018	101,739	(914)	153	482	(81)	2,525	(538)	2,542	251	2,792
Total comprehensive income for the year	—	—	—	—	—	149	(19)	131	3	133
Dividends (iii)	—	—	—	—	—	(267)	—	(267)	—	(267)
Dividends to non controlling interest	—	—	—	—	—	—	—	—	(1)	(1)
Purchase of treasury shares	—	(132)	—	—	(12)	4	—	(8)	—	(8)
Share based compensation	—	—	—	—	—	—	29	29	1	30
Issuance of shares under share-based payment schemes	—	465	—	(2)	41	(12)	(25)	1	—	1
Effect of restructuring in Tanzania(v)	—	—	—	—	—	(27)	9	(18)	18	—
Balance on December 31, 2019	101,739	(581)	153	480	(51)	2,372	(544)	2,409	271	2,680
(i)	Retained profits – includes profit for the year attributable to equity holders, of which $306 million (2018: $324 million; 2017: $345 million) are not distributable to equity holders.

(ii)	Dividends — A dividend distribution of $2.64 per share was approved by the Annual General Meeting of shareholders and paid in equal portions in May 2018 and November 2018.

(iii)	Dividends - A dividend distribution of $2.64 per share was approved by the Annual General Meeting of shareholders on May 2, 2019 and paid in equal portions in May and November 2019.

(iv)	Effect of the acquisition of Cable Onda S.A.. See note 3. for further details. The consolidated statement of changes in equity at December 31, 2018 has been restated after finalization of the Cable Onda purchase accounting.

(v)	Effect of the restructuring in Tanzania. See note 3.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

8

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

Notes to the unaudited interim condensed consolidated statements

1. ORGANIZATION

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is an international telecommunications and media company providing digital lifestyle services in emerging markets, through mobile and fixed telephony, cable, broadband, and Pay-TV in Latin America and Africa.

On November 14, 2019, Millicom's historical principal shareholder, Kinnevik AB, distributed its entire (approximately 37% of Millicom's outstanding shares) shareholding in Millicom to its own shareholders through a share redemption plan. Since that date, Kinnevik is no longer a related party or shareholder in Millicom.

On February 24, 2020, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board and as adopted by the European Union. In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the 2018 consolidated financial statements, except for the changes described below.

New and amended IFRS standards

The following changes to standards effective for annual periods starting on January 1, 2019 have been adopted by the Group:

•	IFRS 16 "Leases". The Group had to change its accounting policies as a result of adopting IFRS 16 Leases.

On adoption, on January 1, 2019, an additional lease liability of $545 million was recognized. The application of the new standard decreased operating expenses by $41 million and $149 million, respectively, as compared to what our results would have been if we had continued to follow IAS 17 for the three and twelve months ended December 31, 2019. The impact of the adoption of the leasing standard and the new accounting policies are further explained below. The application of this standard also affects the Group’s depreciation, operating and financial expenses, debt and other financing and leverage ratios. The change in presentation of operating lease expenses results in a corresponding increase in cash flows derived from operating activities and a decline in cash flows from financing activities.

•	The following new or amended standards became applicable for the current reporting period and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments.

◦	Amendments to IFRS 9 "Financial instruments" on prepayment features with negative compensation.

◦	IFRIC 23 "Uncertainty over Income Tax Treatments" clarifies how the recognition and measurement requirements of IAS 12 Income taxes, are applied where there is uncertainty over income tax treatments.

◦	Amendments to IAS 19 "Employee benefits" on plan amendment, curtailment or settlement.

◦	Amendments to IAS 28 "Investments in associates" on long term interests in associates and joint ventures.

◦	Annual improvements 2015-2017.

The following changes to standards, which are not expected to materially affect the Group, will be effective from January 1, 2020:

•	Amendments to the conceptual framework. The IASB has revised its conceptual framework. The Group does not expect these amendments to have a material impact on the consolidated financial statements.

•	Amendments to IFRS 3 - definition of a business. This amendment revises the definition of a business. The Group does not expect these amendments to have a material impact on the consolidated financial statements. These amendments have not yet been endorsed by the EU.

9

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (CONTINUED)

•	Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest Rate Benchmark Reform. The Group is currently assessing the impact of these amendments on the consolidated financial statements.

•	Amendments to IAS 1, ‘Presentation of financial statements’, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’. The Group does not expect these amendments to have a material impact on the consolidated financial statements.

•	IFRS 17, ‘Insurance contracts’. IFRS 17 will not have an impact for the Group. IFRS 17 has not been yet endorsed by the EU.

Changes in accounting policies

This note explains the impact of the adoption of IFRS 16 "Leases" on the Group’s financial statements and discloses the new accounting policies that have been applied from January 1, 2019.

The Group adopted the standard using the modified retrospective approach with the cumulative effect of applying the new Standard recognized in retained profits as of January 1, 2019. Comparatives for the 2018 financial statements were not restated.

a)	Adjustments recognized on adoption of IFRS 16

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The right-of-use asset was measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to the leases recognized in the statement of financial position immediately before the date of initial application. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 12.6%. Each lease commitment was individually discounted using a specific incremental borrowing rate, following a build-up approach including: risk-free rates, industry risk, country risk, credit risk at cash generating unit level, currency risk and commitment’s maturity.

For leases previously classified as finance leases Millicom recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right of use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

$ millions	2019
Operating lease commitments disclosed as at December 31, 2018	801
(Plus): Non lease components obligations	57
(Less): Short term leases recognized on a straight line basis as an expense	(3)
(Less): Low value leases recognized on a straight line basis as an expense	(2)
(Less): Contract included in the lease commitments but with starting date in 2019 and not part of the IFRS 16 opening balances	(17)
(Plus/Less): Other	(9)
Gross lease liabilities	828
Discounted using the lessee's incremental borrowing rate at the date of the initial application	(283)
Incremental lease liabilities recognized at January 1, 2019	545
(Plus): Finance lease liabilities recognized at December 31, 2018	353
Lease liabilities recognized at January 1, 2019	898

Of which are:
Current lease liabilities	86
Non-current lease liabilities	812

10

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (CONTINUED)

The application of IFRS 16 affected the following items in the statement of financial position on January 1, 2019:

FINANCIAL POSITION $ millions	As at January 1, 2019 before application	Effect of adoption of IFRS 16	As at January 1, 2019 after application	Reason for the change
ASSETS
Property, plant and equipment, net	3,071	(307)	2,764	(i)
Right-of-use asset (non-current) NEW	—	856	856	(ii)
Prepayments	129	(6)	123	(iii)
LIABILITIES
Lease liabilities (non-current) NEW	—	812	812	(iv)
Debt and other financing (non-current)	4,123	(337)	3,786	(v)
Lease liabilities (current) NEW	—	86	86	(iv)
Debt and other financing (current)	458	(16)	442	(v)
Other current liabilities	492	(2)	490	(vi)
(i)	Transfer of previously capitalized assets under finance leases to Right-of-Use assets.

(ii)	Initial recognition of Right-of-Use assets, transfer of previously recognized finance leases and of lease prepayments to the Right-of-Use asset cost at transition.

(iii)	Transfer of lease prepayments to the Right-of-Use asset cost at transition.

(iv)	Initial recognition of lease liabilities and transfer of previously recognized finance lease liabilities.

(v)	Transfer of previously recognized finance lease liabilities to new Lease liabilities accounts.

(vi)	Reclassification of provisions for onerous contracts to Right-of-Use assets.

The application of IFRS 16 also impacts classifications within the statement of cash flows, segment information and EPS for the period starting from January 1, 2019. Its application had no significant impact on the Group's retained profits.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

◦	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics

◦	reliance on previous assessments on whether leases are onerous

◦	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases

◦	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and

◦	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made when applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

b)	Policies applied to lease accounting from January 1, 2019 are as follows:

The Group leases various lands, sites, towers (including those related to towers sold and leased back), offices, warehouses, retail stores, equipment and cars. Rental contracts are typically made for fixed periods but may have extension options as described below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

11

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (CONTINUED)

Until December 31, 2018, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to the statement of income on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

◦	fixed payments (including in-substance fixed payments), less any lease incentives receivable

◦	variable lease payment that are based on an index or a rate

◦	amounts expected to be payable by the lessee under residual value guarantees

◦	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

◦	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. The incremental borrowing rate applied can have a significant impact on the net present value of the lease liability recognized under IFRS 16.

Right-of-use assets are measured at cost comprising the following:

◦	the amount of the initial measurement of lease liability

◦	any lease payments made at or before the commencement date less any lease incentives received

◦	any initial direct costs, and

◦	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the statement of income. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

Furthermore, the Group has taken the additional following decisions in adopting the standard:

◦	Non-lease components are capitalized (IFRS16.15)

◦	Intangible assets are out of IFRS 16 scope (IFRS16.4)

According to IFRS 16, lease term is defined as the non-cancellable period for which a lessee has the right to use an underlying asset, together with both: (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate if the lessee is reasonably certain not to exercise that option. The assessment of such options is performed at the commencement of a lease. As part of the assessment, Millicom introduced the 'time horizon concept': the reasonable term under which the company expects to use a leased asset considering economic incentives, management decisions, business plans and the fast-paced industry Millicom operates in. The assessment must be focused on the economic incentives for Millicom to exercise (or not) an option to early terminate/extend a contract. The Group has decided to work on the basis the lessor will generally accept a renewal/not early terminate a contract, as there is an economic incentive to maintain the contractual relationship.

12

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (CONTINUED)

Millicom considered the specialized nature of most of its assets under lease, the low likelihood the lessor can find a third party to substitute Millicom as a lessee and past practice to conclude that the lease term can go beyond the notice period when there is more than an insignificant penalty for the lessor not to renew the lease. This analysis requires judgment and has a significant impact on the lease liability recognized under IFRS 16.

Under IFRS 16, the accounting of sale and leaseback transactions has changed as the underlying sale transaction needs to be first analyzed using the guidance of IFRS 15. The seller/lessee recognizes a right-of-use asset in the amount of the proportional original carrying amount that relates to the right of use retained. Accordingly, only the proportional amount of gain or loss from the sale must be recognized. The impact from sale and leaseback transactions was not material for Millicom Group as of the date of initial application.

13

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions 2019

On February 20, 2019, MIC S.A., Telefonica Centroamerica and Telefonica S.A. entered into 3 separate share purchase agreements (the “Telefonica CAM Acquisitions”) pursuant to which, subject to the terms and conditions contained therein, Millicom agreed to purchase 100% of the shares of Telefonica Moviles Panama, S.A., a company incorporated under the laws of Panama, from Telefonica Centroamerica (the “Panama Acquisition”), 100% of the shares of Telefonica de Costa Rica TC, S.A., a company incorporated under the laws of Costa Rica, from Telefonica (the “Costa Rica Acquisition”) and 100% of the shares of Telefonia Celular de Nicaragua, S.A., a company incorporated under the laws of Nicaragua, from Telefonica Centroamerica (the “Nicaragua Acquisition”). The Telefonica CAM Acquisitions Share Purchase Agreements contain customary representations and warranties and termination provisions. The Costa Rica Acquisition is still subject to regulatory approvals and is expected to close in H1 2020.

Acquisition related costs for Nicaragua and Panama acquisitions included in the statement of income under operating expenses were approximately $16 million for the year.

The aggregate purchase price for the Telefonica CAM Acquisitions is $1.65 billion, subject to potential purchase price adjustments.

Nicaragua Acquisition

This transaction closed on May 16, 2019 after receipt of the necessary approvals and, since that date, Millicom holds all voting rights into Telefonia Celular de Nicaragua ("Nicaragua") and controls it. On the same day, Millicom paid an original cash consideration of $437 million, provisionally adjusted to $430 million as of December 31, 2019 and still subject to final price adjustment expected in Q1 2020. The purchase consideration also includes potential indemnifications from the sellers (including tax and litigation contingencies). For the purchase accounting, Millicom determined the provisional fair values of Nicaragua's identifiable assets and liabilities based on transaction and relative fair values. The purchase accounting is still provisional at December 31, 2019, particularly in respect of final price adjustment. Management expects to finalize the purchase accounting in Q1 2020.

The provisional purchase accounting as at December 31, 2019 is as follows:

Provisional Fair values (100%)
(US$ millions)
Intangible assets (excluding goodwill) (i)	131
Property, plant and equipment (ii)	149
Right of use assets (iii)	131
Other non-current assets	2
Current assets (excluding cash) (iv)	23
Trade receivables (v)	17
Cash and cash equivalents	7
Total assets acquired	459
Lease liabilities (iii)	131
Other liabilities (vi)	118
Total liabilities assumed	249
Fair value of assets acquired and liabilities assumed, net	210
Acquisition price	430
Provisional Goodwill	220
(i)	Intangible assets not previously recognized at the date of acquisition, are mainly customer lists for an amount of $81 million, with estimated useful lives ranging from 4 to 10 years. In addition, a fair value step-up of $39 million on the spectrum held by Nicaragua has been recognized, with a remaining useful life of 14 years.

(ii)	A fair value step-up of $39 million has been recognized on property, plant and equipment, mainly on the core network ($25 million) and owned buildings ($8 million). The expected remaining useful lives were estimated at 6-7 years on average.

14

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

(iii)	The Group measured the lease liability at the present value of the remaining lease payments (as defined in IFRS 16) as if the acquired lease were a new lease at the acquisition date. The right-of-use assets have been adjusted by $7 million to be measured at the same amount as the lease liabilities.

(iv)	Current assets include indemnification assets for tax contingencies at fair value for an amount of $11 million - see (v) below.

(v)	The fair value of trade receivables acquired was $17 million.

(vi)	Other liabilities include the fair value of certain possible tax contingent liabilities for $1 million and a deferred tax liability of $50 million resulting from the above adjustments

The goodwill is currently not expected to be tax deductible, and is attributable to expected synergies and convergence with our legacy fixed business in the country, as well as to the fair value of the assembled work force. For convenience purposes, the acquisition date was set on May 1, 2019 as there were no material transactions from this date to May 16, 2019. From May 1, 2019 to December 31, 2019, Nicaragua contributed $144 million of revenue and a net profit of $5 million to the Group. If the acquisition had occurred on January 1, 2019 incremental revenue for the year ended December 31, 2019 for the Group would have been $219 million and incremental net loss for that period would have been $16 million, including amortization of assets not previously recognized of $12 million (net of tax).

Panama Acquisition

This transaction closed on August 29, 2019 after receipt of the necessary approvals and, since that date, Cable Onda, which is 80% owned by Millicom, holds all voting rights in Telefonica Moviles Panama, S.A. ("Panama") and controls it. On the same day, Cable Onda paid an original cash consideration of $594 million to acquire 100% of the shares of Panama, subject to a final price adjustment expected in Q1 2020. The purchase consideration also includes potential indemnifications from the sellers (including potential tax contingencies and litigations). For the purchase accounting, Millicom determined the fair value of Panama's identifiable assets and liabilities based on transaction and relative fair values. The purchase accounting is still provisional at December 31, 2019, particularly in respect of the evaluation of property, plant and equipment, right-of-use assets and lease liabilities, and tax contingencies. Management expects to finalize the purchase accounting during the first half of 2020. No non-controlling interests are recognized at acquisition date as Cable Onda acquired 100% of the shares of Panama. Though, non-controlling interests are recognized in Panama's results from the date of acquisition.

The provisional purchase accounting as at December 31, 2019 is as follows:

Provisional Fair values (100%)
(US$ millions)
Intangible assets (excluding goodwill) (i)	169
Property, plant and equipment	110
Right of use assets	57
Other non-current assets	3
Current assets (excluding cash)	23
Trade receivables (ii)	21
Cash and cash equivalents	10
Total assets acquired	391
Lease liabilities	48
Other debt and financing	74
Other liabilities (iii)	101
Total liabilities assumed	224
Fair value of assets acquired and liabilities assumed, net	167
Acquisition price	594
Provisional Goodwill	426
(i)	Intangible assets not previously recognized at the date of acquisition, are mainly customer lists for an amount of $58 million, with estimated useful lives ranging from 3 to 17 years. In addition, a fair value step-up of $3 million on the spectrum held by Panama has been recognized, with a remaining useful life of 17 years.

15

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

(ii)	The fair value of trade receivables acquired was $21 million.

(iii)	Other liabilities include a deferred tax liability of $15 million resulting from the above adjustments

The goodwill is currently not expected to be tax deductible and is attributable to expected synergies and convergence with Cable Onda, as well as to the fair value of the assembled work force. For convenience purposes, the acquisition date was set on September 1, 2019. From September 1, 2019 to December 31, 2019, Panama contributed $80 million of revenue and a net profit of $6 million to the Group. If Panama had been acquired on January 1, 2019 incremental revenue for the twelve-month period ended December 31, 2019 for the Group would have been $158 million and incremental net profit for that period would have been $1 million, including amortization of assets not previously recognized of $3 million (net of tax).

Acquisitions 2018

On October 7, 2018, the Company signed an agreement to acquire a controlling 80% stake in Cable Onda, the largest cable and fixed telecommunications services provider in Panama. The selling shareholders retained a 20% equity stake in the company. The transaction closed on December 13, 2018 after receipt of necessary approvals, for cash consideration of $956 million. Millicom concluded that it controls Cable Onda since closing date and therefore fully consolidates it in its financial statements with a 20% non-controlling interest. The deal also includes certain liquidity rights such as call and put options which are further detailed below.

For the purchase accounting, Millicom determined the fair value of Cable Onda's identifiable assets and liabilities based on transaction and relative values. The non-controlling interest was measured based on the proportionate share of the fair value of the net assets of Cable Onda. The exercise has been finalized in December 2019. The main adjustments compared to the provisional fair values relate to the final valuation of the property, plant and equipment for a net increase of $30 million, as well as its related impact on the customer list fair value (a decrease of $20 million) and deferred tax liabilities (net increase of $3 million). The remaining adjustments are linked to reassessment of contingent liabilities and corresponding indemnification assets. As a result, goodwill decreased by $8 million as follows:

	Provisional Fair values (100%)	Final Fair values (100%)	Changes
	(US$ millions)	(US$ millions)	(US$ millions)
Intangible assets (excluding goodwill) (i)	673	653	(20)
Property, plant and equipment (ii)	348	378	30
Current assets (excluding cash)(iii)	54	50	(4)
Cash and cash equivalents	12	12	—
Total assets acquired	1,088	1,094	6
Non-current liabilities(iv)	422	425	3
Current liabilities	141	134	(7)
Total liabilities assumed	563	559	(4)
Fair value of assets acquired and liabilities assumed, net	525	535	10
Transaction costs assumed by Cable Onda (v)	30	30	—
Fair value of non-controlling interest in Cable Onda (20%)	111	113	2
Millicom’s interest in the fair value of Cable Onda (80%)	444	452	8
Acquisition price	956	956	—
Final Goodwill	512	504	(8)
(i)	Intangible assets not previously recognized (or partially recognized as a result of previous acquisitions) are trademarks for an amount of $280 million, with estimated useful lives of 3 years, a customer list for an amount of $350 million, with estimated useful life of 20 years and favorable content contracts for $19 million, with a useful life of 10 years.

(ii)	A net fair value step-up of $30 million has been recognized on property, plant and equipment, mainly on the core network ($11 million). The expected remaining useful lives were estimated at 5 years on average.

(iii)	Current assets include trade receivables amounting to a fair value of $34 million.

(iv)	Non-current liabilities include the deferred tax liability of $161 million resulting from the above adjustments.

(v)	Transaction costs of $30 million have been assumed and paid by Cable Onda before the acquisition or by Millicom on the closing date. Because of their relationship with the acquisition, these costs have been accounted for as post-acquisition costs in the Millicom Group statement of income. These, together with acquisition-related costs of $11 million, have been recorded under operating expenses in the statement of income of the year.

16

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

The completion of the purchase price allocation did not result in any material impact on the statement of income for the years ended December 31, 2018 and December 31, 2019, respectively, in respect of values previously recorded in the provisional purchase accounting.

The goodwill, which is not expected to be tax deductible, is attributable to Cable Onda’s strong market position and profitability, as well as to the fair value of the assembled work force. From December 13, 2018 to December 31, 2018, Cable Onda contributed $17 million of revenue and a net loss of $7 million to the Group. If Cable Onda had been acquired on 1 January 2018 incremental revenue for the 2018 year would have been $403 million and incremental net loss for that period of $59 million, including amortization of assets not previously recognized of $85 million (net of tax).

Call and put options - Panama

As a consequence of the Telefonica Panama acquisition, on August 29, 2019 the shareholders agreed to amend the call and put options in respect of the remaining 20% non-controlling interest that were set as part of the acquisition of Cable Onda.

First, the parties agreed new unconditional call and put options to acquire the remaining 20% non-controlling interest in Cable Onda becoming exercisable at any time from July 2022, both, at fair market value.

Second, they also agreed on 'Transaction Price' call and put options conditional to the occurrence of certain events, such as change of control of Millicom or at any time if Millicom's non-controlling partners’ shareholdings fall below 10%, and becoming exercisable on the date of the Telefonica Panama closing (August 29, 2019) and extending until July 2022. The put and call options are exercisable at the purchase price in the Cable Onda transaction (enterprise value of $1.46 billion), plus interest at 5% per annum (put) and at 10% per annum (call), respectively.

Millicom determined that both the new unconditional put option and 'Transaction Price' put option could be exercised under events which are outside the control of Millicom, and therefore meet the criteria under IAS 32 for recognition as a liability and a corresponding equity decrease - same conclusion as for previous put option for which a liability had already been recognized at acquisition date in 2018. The put option liability is now valued at the higher of fair market value and Transaction Price plus interest at 5% per annum and is payable in Millicom's shares or in cash at the discretion of the partner.

As of December 31, 2019, the value of the 'Transaction Price' put option is lower than fair market value, and therefore the Group recognized the put option liability at the higher of both valuations at $264 million (see note 6). Any further change in the value of the put option liability will be recorded in the Group's statement of income. Both call options are currently out of the money and have therefore no value as of December 31, 2019.

Disposals 2019

On June 26, 2019, the Group completed the disposal of its operations in Chad for a final cash consideration of $110 million. In accordance with Group practices, the Chad operation has been classified as assets held for sale and discontinued operations as from June 5, 2019 and prior periods have been restated. On June 26, 2019, Chad was deconsolidated and a gain on disposal of $78 million was recognized (see note 4).

17

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations - Chad

On June 26, 2019, Chad was deconsolidated and a gain on disposal of $77 million, net of costs of disposal of $4 million, was recognized. Foreign currency exchange losses accumulated in equity of $8 million have also been recycled in the statement of income accordingly. The resulting net gain of $70 million has been recognized under ‘Profit (loss) for the period from discontinued operations, net of tax’. The operating net loss of the operation for the period from January 1, 2019 to June 26, 2019 was $5 million.

The assets and liabilities de-consolidated on the date of the disposal were as follows:

Assets and liabilities held for sale ($ millions)	June 26, 2019
Intangible assets, net	18
Property, plant and equipment, net	89
Right of use assets	9
Other non-current assets	8
Current assets	34
Cash and cash equivalents	9
Total assets of disposal group held for sale	168
Non-current financial liabilities	8
Current liabilities	131
Total liabilities of disposal group held for sale	140
Net assets held for sale at book value	28

Summary

Financial information relating to the discontinued operations for the three and twelve-month periods ended December 31, 2019 and 2018 are set out below. Figures shown below are after inter-company eliminations. 2018 statement of income figures include Rwanda (1 month), Senegal (4 months) and Chad (12 months). 2019 figures include Chad only (6 months).

Results from Discontinued Operations ($ millions)	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018	Three months ended December 31, 2019	Three months ended December 31, 2018
Revenue	50	189	—	30
Cost of sales	(14)	(51)	—	(5)
Operating expenses	(29)	(83)	—	(13)
Depreciation and amortization	(11)	(27)	—	(6)
Other operating income (expenses), net	—	(9)	—	1
Gain/(loss) on disposal of discontinued operations	74	(29)	—	—
Other expenses linked to the disposal of discontinued operations	(10)	(10)	(3)	(3)
Operating profit (loss)	61	(21)	(4)	3
Interest income (expense), net	(2)	(6)	—	(2)
Other non-operating (expenses) income, net	—	(2)	—	—
Profit (loss) before taxes	59	(29)	(3)	1
Credit (charge) for taxes, net	(2)	(4)	—	(2)
Net Profit/(loss) from discontinuing operations	57	(33)	(3)	(1)

18

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

Cash flows from discontinued operations ($ millions)	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018
Cash from (used in) operating activities, net	(8)	(38)
Cash from (used in) investing activities, net	5	8
Cash from (used in) financing activities, net	7	11
Net cash inflows/(outflows)	5	(19)

Tower Sale and Leasebacks

In 2017 and 2018, the Group announced agreements to sell and leaseback wireless communications towers in Paraguay, Colombia and El Salvador. Total gain on sale recognized in 2019 was $5 million (2018: $61 million, 2017: $63 million) and cash received from these sales were $22 million, $141 million and $161 million, respectively.

19

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

5. SEGMENT INFORMATION

Management determines operating and reportable segments based on information used by the chief operating decision maker (CODM) to make strategic and operational decisions from both a business and geographic perspective. The Group’s risks and rates of return are predominantly affected by operating in different geographical regions. The Group has businesses in two main regions: Latin America (“Latam”) and Africa. The Latam figures below include Honduras and Guatemala as if they are fully consolidated by the Group, as this reflects the way management reviews and uses internally reported information to make decisions. Honduras and Guatemala are shown under the Latam segment. The joint venture in Ghana is not reported as if fully consolidated.

Revenue, operating profit (loss), EBITDA and other segment information for the periods three and twelve-month periods ended December 31, 2019 and 2018, are as follows:

Twelve months December 31, 2019 ($ millions)	Latin America	Africa	Unallocated	Guatemala and Honduras(vii)	Eliminations and Transfers	Total
Mobile revenue	3,258	372	—	(1,480)	—	2,150
Cable and other fixed services revenue	2,197	9	—	(277)	—	1,928
Other revenue	60	1	—	(8)	—	52
Service revenue (i)	5,514	382	—	(1,766)	—	4,130
Telephone and equipment and other revenue (i)	449	—	—	(243)	—	206
Revenue	5,964	382	—	(2,009)	—	4,336
Operating profit (loss)	1,006	24	(94)	(540)	179	575
Add back:
Depreciation and amortization	1,435	99	9	(444)	—	1,100
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(179)	(179)
Other operating income (expenses), net	2	(2)	42	(8)	—	34
EBITDA (ii)	2,443	122	(43)	(992)	—	1,530
EBITDA from discontinued operations	—	(3)	—	—	—	(3)
EBITDA incl discontinued operations	2,443	119	(43)	(992)	—	1,527
Capital expenditure (iii)	(1,040)	(58)	(9)	261	—	(846)
Changes in working capital and others (iv)	(86)	14	(52)	(18)	—	(143)
Taxes paid	(225)	(10)	(8)	129	—	(114)
Operating free cash flow (v)	1,093	64	(112)	(619)	—	425
Total Assets (vi)	13,821	936	3,715	(5,465)	(151)	12,856
Total Liabilities	8,374	909	3,977	(2,119)	(965)	10,176

20

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

5. SEGMENT INFORMATION (Continued)

Twelve months ended December 31, 2018 ($ millions) (viii)	Latin America	Africa	Unallocated	Guatemala and Honduras(vii)	Eliminations and Transfers	Total
Mobile revenue	3,214	388	—	(1,475)	—	2,126
Cable and other fixed services revenue	1,808	10	—	(253)	—	1,565
Other revenue	48	1	—	(6)	—	43
Service revenue (i)	5,069	398	—	(1,734)	—	3,734
Telephone and equipment revenue (i)	415	—	—	(203)	—	212
Revenue	5,485	399	—	(1,937)	—	3,946
Operating profit (loss)	995	25	(47)	(488)	154	640
Add back:
Depreciation and amortization	1,133	80	5	(416)	—	803
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(154)	(154)
Other operating income (expenses), net	(51)	(3)	(2)	(19)	—	(75)
EBITDA (ii)	2,077	102	(44)	(922)	—	1,213
EBITDA from discontinued operations	—	44	—	—	—	44
EBITDA incl discontinued operations	2,077	146	(44)	(922)	—	1,257
Capital expenditure (iii)	(872)	(59)	(2)	225	—	(708)
Changes in working capital and others (iv)	(42)	28	13	(12)	—	(13)
Taxes paid	(264)	(24)	(6)	142	—	(153)
Operating free cash flow (v)	899	91	(39)	(568)	—	383
Total Assets (vi)	11,751	839	2,752	(5,219)	190	10,313
Total Liabilities	6,127	905	2,953	(1,814)	(650)	7,521

21

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

5. SEGMENT INFORMATION (Continued)

Three months ended December 31, 2019 ($ millions)	Latin America	Africa (viii)	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total

Mobile revenue	859	95	—	(375)	—	579
Cable and other fixed services revenue	559	2	—	(72)	—	490
Other revenue	23	—	—	(4)	—	19
Service revenue (i)	1,442	98	—	(451)	—	1,089
Telephone and equipment revenue (i)	135	—	—	(73)	—	61
Revenue	1,577	98	—	(525)	—	1,150
Operating profit (loss)	258	8	(47)	(132)	43	129
Add back:
Depreciation and amortization	379	28	3	(112)	—	297
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(42)	(42)
Other operating income (expenses), net	11	—	33	(3)	—	41
EBITDA (ii)	648	35	(11)	(247)	—	424
EBITDA from discontinued operations	—	(3)	—	—	—	(3)
EBITDA incl discontinued operations	648	32	(11)	(247)	—	421
Capital expenditure (iii)	(264)	(22)	(5)	72	—	(218)
Changes in working capital and others (iv)	(19)	(4)	37	(3)	—	10
Taxes paid	(78)	(2)	(1)	41	—	(40)
Operating free cash flow (v)	287	3	20	(137)	—	173

22

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

5. SEGMENT INFORMATION (Continued)

Three months ended December 31, 2018 ($ millions)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total

Mobile revenue	803	101	—	(372)	—	532
Cable and other fixed services revenue	447	2	—	(67)	—	382
Other revenue	13	—	—	(3)	—	11
Service revenue (i)	1,263	103	—	(442)	—	924
Telephone and equipment revenue (i)	118	—	—	(61)	—	57
Revenue	1,381	103	—	(503)	—	980
Operating profit (loss)	248	5	(58)	(132)	45	107
Add back:
Depreciation and amortization	283	20	1	(99)	—	204
Share of profit in joint ventures in Guatemala and Honduras	—	—	—	—	(45)	(45)
Other operating income (expenses), net	(6)	—	3	(7)	—	(10)
EBITDA (ii)	524	25	(54)	(238)	—	257
EBITDA from discontinued operations	—	8	—	—	—	8
EBITDA incl discontinued operations	524	33	(54)	(238)	—	265
Capital expenditure (iii)	(230)	(15)	—	67	—	(178)
Changes in working capital and others (iv)	42	(18)	68	4	—	96
Taxes paid	(78)	(12)	(2)	32	—	(60)
Operating free cash flow (v)	258	(11)	10	(136)	—	123
(i)	Service revenue is Group revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, SMS and other value-added services excluding telephone and equipment sales. Revenues from other sources comprises rental, sub-lease rental income and other non recurrent revenues. The Group derives revenue from the transfer of goods and services over time and at a point in time. Refer to the table below.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets. EBITDA is used by the management to monitor the segmental performance and for capital management. For the three and twelve-month periods ended December 31, 2019, the application of IFRS 16 had a positive impact on EBITDA as compared to what our results would have been if we had continued to follow the IAS 17 standard.

(iii)	Excluding spectrum and licenses of $59 million (2018: $61 million) and cash received on tower deals of $22 million (2018: $141 million).

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense and non-cash bonuses (see note 3).

(v)	Operating Free Cash Flow is EBITDA less cash capex (excluding spectrum and license costs) less change in working capital, other non-cash items (share-based payment expense and non-cash bonuses) and taxes paid.

(vi)	Segment assets include goodwill and other intangible assets.

(vii)	Including eliminations for Guatemala and Honduras as reported in the Latin America segment.

(viii)	Restated as a result of classification of certain of our African operations as discontinued operations (see notes 4 and 14).

23

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

5. SEGMENT INFORMATION (Continued)

Revenue from contracts with customers from continuing operations

		Twelve months ended December 31, 2019			Twelve months ended December 31, 2018			Three months ended December 31, 2019			Three months ended December 31, 2018
$ millions	Timing of revenue recognition	Latin America	Africa	Total Group	Latin America	Africa	Total Group	Latin America	Africa	Total Group	Latin America	Africa	Total Group
Mobile	Over time	1,747	261	2,007	1,701	280	1,981	476	66	542	421	72	492
Mobile Financial Services	Point in time	31	112	143	37	108	145	8	29	37	10	28	38
Cable and other fixed services	Over time	1,919	9	1,928	1,556	10	1,565	488	2	490	380	2	382
Other	Over time	51	1	52	42	1	43	19	—	19	11	—	11
Service Revenue		3,748	382	4,130	3,336	398	3,734	991	98	1,088	821	103	924
Telephone and equipment	Point in time	206	—	206	212	—	212	61	—	61	57	—	57
Revenue from contracts with customers		3,954	382	4,336	3,548	399	3,946	1,052	98	1,150	878	103	980

6. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

$ millions	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018	Three months ended December 31, 2019	Three months ended December 31, 2018
Change in fair value of derivatives	—	(1)	—	—
Change in fair value in investment in Jumia (Note 15)	(38)	—	(6)	—
Change in fair value in investment in HT (Note 15)	312	—	312	—
Change in value of put option liability (Note 3)	(25)	—	(7)	—
Exchange gains (losses), net	(32)	(40)	7	(47)
Other non-operating income (expenses), net	10	2	2	1
Total	227	(39)	309	(46)

24

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

7. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

$ millions	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018	Three months ended December 31, 2019	Three months ended December 31, 2018
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	93	23	226	(94)
Net profit (loss) attributable to equity holders from discontinuing operations	57	(33)	(3)	(1)
Net profit attributable to all equity holders to determine the basic earnings (loss) per share	149	(10)	223	(94)

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	101,144	100,793	101,148	100,819

$
Basic and diluted
EPS from continuing operations attributable to owners of the Company	0.92	0.23	2.23	(0.93)
EPS from discontinued operations attributable to owners of the Company	0.56	(0.33)	(0.03)	(0.01)
EPS for the period attributable to owners of the Company	1.48	(0.10)	2.20	(0.94)

8. PROPERTY, PLANT AND EQUIPMENT

During the twelve-month period ended December 31, 2019, Millicom added property, plant and equipment for $719 million (December 31, 2018: $696 million) and received $24 million in cash from disposal of property, plant and equipment (December 31, 2018: $154 million).

9. INTANGIBLE ASSETS

During the twelve-month period ended December 31, 2019, Millicom added spectrum and licenses for an amount of $101 million and other intangible assets for $101 million (December 31, 2018: $66 million and $92 million, respectively) and did not receive any proceeds from disposal of intangible assets (December 31, 2018: nil).

On May 20, 2019 the Group renewed 10MHz of the 1900 MHz spectrum in Colombia for a period of 10 years for an amount of $47 million (payable in five installments from June 2019 to February 2023) and an obligation to build 45 sites during the 20-month period following the renewal (approximately$20 million cost, that will be capitalized once the sites are built). In December 2019, the company substituted its coverage obligation by agreeing to pay the corresponding amount of $20 million in cash in 6 installments between January to June 2020. As a result, Management recognized an addition to spectrum assets and a liability for $20 million.

On July 9, 2019, the Tanzania Communications Regulatory Authority ('TCRA') issued a notice to cancel the license of Telesis, a subsidiary of Millicom in Tanzania that shared its 4G spectrum with Tigo and Zantel operations in the country. The net carrying value of the Telesis' license amounting to $8 million has therefore been impaired during Q3 2019. As a consequence and in order to continue providing 4G services in the country, our operation in Tanzania had to purchase spectrum in the 800MHz band from the TCRA for a period of 15 years and for an amount of $12 million.

In December 2019, Millicom's wholly-owned subsidiary Telemovil El Salvador S.A. de C.V. ('Telemovil') acquired spectrum in 50Mhz AWS band and paid an advance of $14 million. On January 8, 2020, Telemovil made a final payment of $20 million and started operating the spectrum.

25

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

9. INTANGIBLE ASSETS (Continued)

In December 2019, Tigo Colombia participated in an auction launched by the Ministerio de Tecnologias de la Informacion y las Comunicaciones (MINTIC), and acquired licenses granting the right to use a total of 40 MHz in the 700 MHz band. The 20-year license will expire in 2040. As a result of this auction,Tigo Colombia has strengthened its spectrum position, which also includes 55 MHz in the 1900 band and 30 MHz of AWS. Tigo Colombia agreed to a total notional consideration of COP$2.45 billion (equivalent to approximately US$736 million), of which approximately 45% is to be met by coverage obligations implemented by 2025.

The remaining 55% is payable in cash with an initial payment of approximately US$39 million to be made in Q1 2020, with the remainder payable in 12 annual installments beginning in 2026 and ending in 2037. The final permission to operate in 700 MHz will be given in February 2020.

10. DEBT AND FINANCING

The most significant financings of the period are as follows:

MICSA

On February 20, 2019, MICSA. entered into a $1.65 billion term loan facility agreement with a consortium of banks (the “Telefonica Bridge Facility”). The Telefonica Bridge Facility was available to be drawn to (i) pay the purchase price for the Telefonica CAM Acquisitions, (ii) refinance the debts of any member of the Telefonica CAM group and/or (iii) pay any costs, fees, interests or other expenses in connection with the Telefonica CAM Acquisitions or the Telefonica Bridge Facility. However, the facility was not used, and was ultimately fully canceled as of December 19, 2019. Millicom recorded structuring and duration fees for a total amount of $14 million and $3million of ticking fees under 'Interest expense' in the year ended December 31, 2019.

On March 25, 2019, MIC S.A. issued $750 million of 6.25% senior notes due 2029. The notes bear interest at 6.25% p.a., payable semi-annually in arrears on March 25 and September 25 of each year, starting on September 25, 2019. The net proceeds of the notes were used to finance, in part, the Telefonica CAM Acquisitions (see note 3).

On April 8, 2019, MICSA obtained consents from the holders of its $500 million 6.00% senior notes due 2025 to amend certain provisions of the indenture governing such notes, which cost $1 million (equal to $2.50 per $1,000 principal amount of notes to holders ).

On April 24, 2019, MICSA executed a 5 year $300 million term facility loan agreement which bears a variable interest at a rate in which margin varies depending on MICSA's leverage in a range of 2.75 to 3.00, to be paid on a semiannual basis. The net proceeds of the facility were used, among others, to finance the Telefonica CAM Acquisitions (see note 3).

On May 15, 2019, MICSA. issued a SEK 2 billion senior unsecured sustainability bond under its inaugural Sustainability Bond Framework. The bond is due on 2024 and carries a floating coupon priced at 3m Stibor+235bps (see also note 13). It has been listed and trades on Nasdaq Stockholm since June 12, 2019. Proceeds were invested pursuant to the Sustainability Bond Framework which includes both environmental and social investments such as in energy efficiencies, and the expansion of fixed and mobile networks.

Paraguay

On January 2, 2019, Telefónica Celular del Paraguay S.A.E. obtained a seven-year loan from BBVA Bank for PYG 177,000 million which bears a fixed annual interest rate and is due on November, 26, 2025.

In April 2019, Telefónica Celular del Paraguay S.A.E. made a tender offer for its $300 million 6.75% senior notes due 2022 with a premium for a total consideration of $1,025.30 for each $1,000 notes tendered, while simultaneously issued new $300 million 5.875% senior notes due 2027 with an interest at 5.875% p.a., payable semi-annually in arrears on April 15 and October 15 of each year, starting on October 15, 2019 (the "Telecel 2027 Notes"). Remaining, or not tendered 6.75% senior notes due 2022 were early redeemed right after.

In June 2019, a local bond program for up to PYG 300 billion (approximately $50 million) was registered with local financial authority, to be issued in different series from 1 year to 10 years. On June 5, 2019, 3 initial series for up to PYG 230 billion (approximately $37 million) were registered and issued as follows: (i) PYG 115 billion, at 8.75%, due June 3, 2024, (ii) PYG 50 billion, at 9.25%, due May 29, 2026 and (iii) PYG 65 billion, at 10%, due May 31, 2029.

26

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

10. DEBT AND FINANCING (Continued)

On September 25, 2019, Telefónica Celular del Paraguay S.A.E. entered into an amended and restated agreement with Banco Continental S.A.E.C.A., to consolidate three existing loans, in aggregate PYG 370 billion (approximately $58 million), bearing interest at a fixed annual rate, to be paid on a quarterly basis and has a maturity of 7 years.

On December 27, 2019, Telefónica Celular del Paraguay S.A.E. issued PYG 35 billion in two tranches: (i) PYG 10 billion which matures on December 30, 2026; and (ii) PYG 25 billion matures on December 24, 2029.

Tanzania

On June 4, 2019, MIC Tanzania Public Limited Company ("MIC Tanzania") entered into a loan facility agreement with the Standard Bank of South Africa acting as an agent and a consortium of banks acting as the original lenders, for $174.75 million (tranche A) and TZS103,000 million (tranche B - approximately $45 million) which bears floating interests as follows: for Tranche A : Libor plus a margin and for Tranche B: T-Bill rate plus a margin.

The facility agreement has an all asset debenture over MIC Tanzania's assets and a pledge over the immediate holding company of MIC Tanzania. We amended and restated the loan agreement on December 12, 2019 and borrowed on December 17, 2019 the full amount under Tranche A and 1/3 of Tranche B.

Panama

On August 27, 2019, Cable Onda S.A entered into two credit agreements, one with Banco Nacional de Panama S.A , for $75 million which bears a fixed interest rate and has a 5 year duration and another one with the Bank of Nova Scotia (Sucursal Panama) for $75 million with fixed interest rate and a five year duration, to finance and refinance working capital and capital expenditures. In addition, on August 27, 2019, Cable Onda S.A entered into an intercompany bridge loan agreement with MICSA for an amount of $420 million with a maturity as of November 12, 2019, which was used for the acquisition of Telefonica Panama (see note 3).

On November 1, 2019, Cable Onda S.A. issued $600 million aggregate principal amount of 4.500% Senior Notes due 2030 payable in U.S. dollars, registered with the Superintendencia del Mercado de Valores de Panamá and listed on the Luxembourg Stock Exchange and on the Panamá Stock Exchange.  The notes bear interest from November 1, 2019 at a rate of 4.500% per annum, payable on January 30, 2020 for the first payment and thereafter semiannually in arrears on each interest payment date. The proceeds were used to refund the Panama Acquisition - see above - and to refinance certain local financing. The notes have been issued under an Indenture, dated as of October 28, 2019, with a covenant package based upon the Telecel 2027 notes.

Bolivia

On July 3, 2019 Telefonica Celular de Bolivia S.A. issued two local bonds in Bolivian capital markets, one series for BOB 420 million (approximately $61 million) with a 5.000% coupon maturing on August 15, 2026 and a second series for BOB 280 million (approximately $41 million) with a 4.600% coupon maturing on August 15, 2024. Interest payments are on a semiannual basis and both bonds are listed on the Bolivia Stock Exchange.

On November 19, 2019, we executed a new 4 year loan for BOB 78 million (approximately $11 million) with semiannual payments and fixed interest rate.

Honduras

On September 19, 2019, Telefónica Celular, S.A. de C.V., executed a new credit agreement with Banco Industrial S.A. and Banco País S.A. for an amount up to USD $185 million, in 2 different tranches as follows: (i) $125 million, and (ii) $ 60 million with a variable interest rate. This agreement was executed as a refinancing of a previous loan executed in 2018 with Banco Industrial S.A. and a loan with Scotiabank dated March 27, 2015. On the same date, Navega S.A. de C.V., entered into a separate loan agreement with Banco Industrial S.A. by executing a new facility agreement for up to $20 million in a single tranche with a variable interest rate. The latter was also a refinancing of the portion corresponding to them under the loan with Scotiabank dated March 27, 2015.

Colombia

On December 20, 2019, Colombia Móvil S.A. E.S.P. as borrower and UNE EPM Telecomunicaciones S.A., as guarantor executed an amendment to the $300 million loan with a consortium of banks to extend the maturity for 5 years (now due on December 20, 2024) and lower the applicable margin.

27

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

10. DEBT AND FINANCING (Continued)

Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

$ millions	As at December 31, 2019	December 31, 2018
Due within:
One year	186	458
One-two years	155	338
Two-three years	145	403
Three-four years	517	570
Four-five years	1,085	468
After five years	3,884	2,345
Total debt and financing	5,972	4,580
(i)	As at December 31, 2018, Debt and financing included finance lease liabilities of $353 million. As at December 31, 2019, and as a result of the application of IFRS 16, these are now shown under Lease liabilities in the statement of financial position and therefore excluded from the table above in 2019.

As at December 31, 2019, the Group's share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued was $464 million (December 31, 2018: $626 million). Assets pledged by the Group for these debts and financings amounted to $1 million at December 31, 2019 (December 31, 2018: $2 million).

In addition to the above, on June 4, 2019, MIC Tanzania Public Limited Company entered into a loan facility agreement which was further amended and restated in December 12, 2019, with the Standard Bank of South Africa acting as an agent and a consortium of banks acting as the original lenders. The facility agreement, maturing in 2025, has an all asset debenture securing the whole amount, as well as a pledge over the shares of the immediate holding company of the borrower.

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at December 31, 2019 and December 31, 2018.

	Bank and financing guarantees (i)
$ millions	As at December 31, 2019		As at December 31, 2018
Terms	Outstanding exposure(i)	Maximum exposure(ii)	Outstanding exposure(i)	Maximum exposure(ii)
0-1 year	29	29	133	133
1-3 years	134	134	281	281
3-5 years	300	300	212	212
More than 5 years	—	—	—	—
Total	464	464	626	626
(i)	If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

$ millions	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018	Three months ended December 31, 2019	Three months ended December 31, 2018
Interest expense on bonds and bank financing	(348)	(234)	(93)	(68)
Interest expense on (finance) leases	(157)	(91)	(44)	(22)
Early redemption charges	(10)	(4)	—	—
Others	(47)	(37)	(19)	(8)
Total interest and other financial expenses	(564)	(367)	(157)	(98)

28

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

11. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of December 31, 2019, the total exposure for claims and litigation risks against Millicom and its subsidiaries is $204 million (December 31, 2018: $683 million). The decrease is mainly due to Colombia where some significant cases were closed or became time barred during the year. The Group's share of the comparable exposure for joint ventures is $4 million (December 31, 2018: $5 million).

As at December 31, 2019, $30 million has been provided by its subsidiaries for these risks in the consolidated statement of financial position (December 31, 2018: $22 million). The Group’s share of provisions made by the joint ventures was $3 million (December 31, 2018: $4 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Taxation

At December 31, 2019, the tax risks exposure of the Group's subsidiaries is estimated at $300 million, for which provisions of $50 million have been recorded in tax liabilities; representing the probable amount of eventual claims and required payments related to those risks (2018: $226 million of which provisions of $44 million were recorded). The Groups' share of comparable tax exposure and provisions in its joint ventures amounts to $49 million (2018: $29 million) and $4 million (2018: $2 million), respectively.

Capital commitments

At December 31, 2019, the the Company and its subsidiaries had fixed commitments to purchase network equipment, land and buildings, other fixed assets and intangible assets of $122 million of which $102 million are due within one year (December 31, 2018: $88 million of which $71 million are due within one year). The Group’s share of commitments from the joint ventures is $52 million and $51 million. (December 31, 2018: $66 million and $56 million).

29

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

12. RELATED PARTY TRANSACTIONS

On November 14, 2019, Millicom's historical principal shareholder, Kinnevik AB, distributed its entire (approximately 37% of Millicom's outstanding shares) shareholding in Millicom to its own shareholders through a share redemption plan. Since that date, Kinnevik is no longer a related party or shareholder in Millicom.

The following transactions were conducted with related parties during the three and twelve-month periods ended December 31, 2019 and December 31, 2018:

$ millions	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018	Three months ended December 31, 2019	Three months ended December 31, 2018
Expenses
Purchases of goods and services from Miffin	(209)	(173)	(54)	(46)
Purchases of goods and services from EPM	(42)	(40)	(13)	(9)
Lease of towers and related services from HTA (iii)	(146)	(28)	(28)	(7)
Other expenses	(15)	(3)	(130)	(1)
Total	(412)	(244)	(224)	(63)

$ millions	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018	Three months ended December 31, 2019	Three months ended December 31, 2018
Income / gains
Sale of goods and services to Miffin	306	284	84	79
Sale of goods and services to EPM	13	17	—	4
Other income / gains	3	2	2	2
Total	322	303	86	85

As at December 31, 2019 and December 31, 2018, the Group had the following balances with related parties:

$ millions	As at December 31, 2019	As at December 31, 2018
Liabilities
Payables to Guatemala joint venture(i)	361	315
Payables to Honduras joint venture(ii)	133	143
Payables to EPM	37	14
Payables to Panama non-controlling interests	—	—
Other accounts payable	—	9
Sub-total	531	482
(Finance) Lease liabilities to HTA (iii)	—	99
Total	531	580
(i)	Shareholder loans bearing interest. Out of the amount above, $337 million are due over more than one year.

(ii)	Amount payable mainly consist of dividend advances for which dividends are expected to be declared in 2020 and/or shareholder loans.

(iii)	HTA ceased to be a related party on October 15, 2019 (note 15).

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Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

12. RELATED PARTY TRANSACTIONS (Continued)

$ millions	As at December 31, 2019	As at December 31, 2018
Assets
Receivables from Guatemala and Honduras joint ventures	23	20
Receivables from EPM	3	5
Advance payments to Helios Towers Tanzania(ii)	—	6
Receivables from Panama	—	—
Receivable from AirtelTigo Ghana (i)	43	41
Other accounts receivable	4	1
Total	73	73
(i)	Disclosed under Other non-current assets in the statement of financial position.

(ii)	Helios Towers (Tanzania) ceased to be a related party on October 15, 2019 (note 15).

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at December 31, 2019 and December 31, 2018:

$ millions	Carrying value		Fair value(i)
	As at December 31, 2019	December 31, 2018 (ii)	As at December 31, 2019	December 31, 2018 (ii)
Financial liabilities
Debt and financing	5,972	4,580	6,229	4,418
(i)	Fair values are measured with reference to Level 1 (for listed bonds) or 2.

(ii)	As at December 31, 2018, Debt and financing included carrying value of finance lease liabilities of $353 million. As at December 31, 2019, and as a result of the application of IFRS 16, these are now shown under Lease liabilities in the statement of financial position and therefore excluded from the table above in 2019.

Derivative financial instruments

Currency and interest rate swap contracts

MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the SEK 2 billion (approximately $211 million) senior unsecured sustainability bond issued in May 2019 (note 10). These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity date is May 2024. The hedging relationship is highly effective and related fluctuations are recorded through other comprehensive income. At December 31, 2019, the fair values of the swaps amount to a liability of $0.2 million.

Our operations in El Salvador and Costa Rica also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. At December 31, 2019, the fair values of these swaps amount to liabilities of $17 million.

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy

There are no other derivative financial instruments with a significant fair value at December 31, 2019.

31

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

14. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.

At December 31, 2019, the equity accounted net assets of our joint ventures in Guatemala, Honduras and Ghana totaled $3,346 million (December 31, 2018: $3,405 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and previously unrecognized assets and assumed liabilities recognized as part of the purchase accounting). Out of these reserves, $142 million (December 31, 2018: $133 million) represent statutory reserves that are unavailable to be distributed to the Group. During the period ended December 31, 2019, Millicom’s joint ventures paid $237 million (December 31, 2018: $243 million) as dividends or dividend advances to the Company.

$ millions	2019
	Guatemala(i)	Honduras (i)	Ghana(ii)
Opening Balance at January 1, 2019	2,104	730	32
Capital increase	—	—	5
Results for the period	152	27	(40)
Dividends declared during the year	(170)	(37)	—
Currency exchange differences	2	(12)	8
Closing Balance at December 31, 2019	2,089	708	—
(i)	Share of profit is recognized under ‘Share of profit in the joint ventures in Guatemala and Honduras’ in the statement of income.

(ii)	Share of loss is recognized under ‘Income (loss) from other joint ventures and associates, net’ in the statement of income.

15. EQUITY INVESTMENTS

As at December 31, 2019, Millicom has the following investments in equity instruments:

$ millions	2019	2018
Investment in Jumia	32	—
Investment in HT	338	—
Equity investment - total	371	—

Jumia Technologies AG (“Jumia”)

Jumia indirectly owns a number of companies that provide online services and online marketplaces in certain countries in Africa.

In January 2019, Millicom was diluted in the capital of the company following the entry of a new investor. This triggered the recognition of a net dilution gain of $7 million in January 2019. In addition, during Q1 2019, in preparation of Jumia's IPO, Millicom relinquished its seat on the board of directors, which resulted in the loss of the Group's significant influence over Jumia. As a result, Millicom derecognized its investment in associate in Jumia and recognized it as a financial asset (equity instrument) at fair value under IFRS 9. On April 11, 2019, Jumia completed its IPO at the offer price per share of $14.5 and shares started trading on the NYSE on April 12, 2019.

As a result, as of March 31, 2019, a net gain of $30 million had been recognized and reported under ‘Income (loss) from associates, net’. Post IPO, Millicom holds 6.31% of the outstanding shares of Jumia.

At December 31, 2019, the closing price of a Jumia share was $6.73, which values Millicom's investment at $32 million (level 1). The changes in fair value of $(38) million for the year ended December 31, 2019 is shown under 'Other non-operating (expenses) income, net' (see note 6).

Helios Towers plc (“HT”)

In October 2019, Helios Towers plc (a company inserted as the holding company of HTA just prior to IPO) completed its IPO on the London Stock Exchange at a price of GBP 1.15 per share valuing the company at enterprise value of approximately $2.0 billion and a market capitalization of $1.45 billion.

32

Unaudited Interim Condensed Consolidated Financial Statements For the three and twelve-month periods ended December 31, 2019

15. EQUITY INVESTMENTS (Continued)

As part of the listing process, on October 17, 2019, Millicom first was diluted as HT management exercised their IPO option rights (~4%). This event triggered the recognition of a non-cash dilution loss of $3 million recorded under ‘Income/(loss) from other joint ventures and associates’.

On the same day, Millicom resigned from its board of directors seats, which resulted in the loss of the Group's significant influence over HT. As a result, as from that date, Millicom derecognized its investment in associate in HT and recognized it as a financial asset at fair value under IFRS 9. The derecognition of the investment in associate and recognition of the equity investment in HT at a fair value of $292 million triggered the recognition of a net non-cash P&L gain of $208 million recorded under ‘Other non-operating income (expense), net’. Fair value was determined using the IPO reference share price of GBP1.15.

As a result of the IPO and the subsequent exercise of the overallotment option, Millicom disposed of a portion of its ownership (in total approximately20%) yielding $57 million in gross proceeds and $25 million in net proceeds after fees and Millicom's share in tax escrow of $30 million which has been deducted in full from the gain given the high level of uncertainties used in assessing the potential tax liability. These disposals did trigger a loss of $32 million, as a result of the tax escrow and transaction fees, and are recorded under ‘Other operating income (expenses), net’.

Post-IPO and overallotment option exercise, Millicom holds a 16.2% stake which, as at December 31, 2019, is valued at $338 million (level 1) using a closing share price of GBP 1.58.

In future periods, Millicom will value such equity investment and will present subsequent changes in fair value in the statement of income under ‘Other non-operating income/(expense), net’.

16. IPO – MILLICOM’S OPERATIONS IN TANZANIA

In June 2016, an amendment to the Electronic and Postal Communications Act (“EPOCA”) in the Finance Act 2016 required all Tanzanian licensed telecom operators to sell 25% of the authorised share capital in a public offering on the Dar Es Salaam Stock Exchange. In December 2019, the Group filed the draft prospectus with the Tanzania Capital Market and Securities Authority with the view to initiate the listing process in H1 2020.

17. SUBSEQUENT EVENTS

Shareholder remuneration

On February 24, 2020, Millicom’s Board approved to the Annual General Meeting of the shareholders a share buyback program to repurchase at least $500 million over the next three years.  The current shareholder authorization, which expires on May 5, 2020, allows for the repurchase of up to 5% of the outstanding share capital. In addition, the Board approved to the Annual General Meeting of the shareholders a dividend distribution of $1.00 per share to be paid in 2020.  The Annual General Meeting to vote these matters is scheduled to May 5, 2020.

Paraguay bond

On January 28, 2020, Millicom’s wholly-owned subsidiary Telefónica Celular del Paraguay S.A.E ("Telecel"), closed a $250 million re-tap to its senior unsecured notes due 2027, representing an additional issuance of Telecel's outstanding $300 million 5.875% Senior Notes due 2027 issued on April 5, 2019. The New Notes will be treated as a single class with the initial notes, and they were priced at 106.375 for an implied yield to maturity of 4.817%.

33

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: February 26, 2020